Exhibit 99.1

June 12, 2013

BELL CANADA

1, Carrefour Alexander-Graham-Bell

Building A, 8th Floor

Verdun, Québec H3E 3B3

Attention of: Mr. Paul Stinis, Senior Vice-President and Treasurer

Ladies and Gentlemen:

Barclays Capital Canada Inc., BMO Nesbitt Burns Inc., Casgrain & Company Limited, CIBC World Markets Inc., Citigroup Global Markets Canada Inc., Desjardins Securities Inc., Merrill Lynch Canada Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. (collectively, the “Dealers” and individually, a “Dealer”) understand that Bell Canada (the “Corporation”) proposes to issue and sell, from time to time, in all Qualifying Jurisdictions (as defined below) and in the United States in the manner contemplated in Schedule C, medium term debentures (the “MTN Debentures”) unconditionally guaranteed as to payment of principal, interest and other payment obligations by BCE Inc. (the “Guarantor” and the unconditional guarantee of the MTN Debentures provided by the Guarantor being the “Guarantee”).

The Corporation has filed a short form base shelf prospectus dated May 17, 2013 relating to the distribution of the Debt Securities (as defined below) in accordance with the rules and procedures established pursuant to the securities laws of the Qualifying Jurisdictions and, in particular, pursuant to National Instrument 44-101 Short Form Prospectus Distributions and National Instrument 44-102 Shelf Distributions.

The Corporation and the Guarantor have also filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (No. 333-188525) providing for the registration of the Debt Securities under the United States Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder (the “U.S. Securities Act”).

Subject to the terms and conditions herein set forth, the Corporation hereby appoints the Dealers, jointly and not solidarily, as its agents to solicit, from time to time, offers to purchase MTN Debentures, such solicitations to be made directly and through other investment dealers approved in writing by the Corporation (together with the Dealers, the “Dealer Firms”) in the Qualifying Jurisdictions, in the United States (subject to the additional provisions set forth in Schedule C hereto), and, with the prior written approval of the Corporation, in other jurisdictions, and each Dealer hereby individually accepts the appointment. The Corporation may appoint additional agents hereunder by delivering to the then existing Dealers a copy of this Agreement (as such term is defined below) signed by each such agent, whereupon each such agent shall become one of the “Dealers” hereunder. The agency sales of the MTN Debentures shall be subject to acceptance by the Corporation of all offers to purchase MTN Debentures and to the requirements of any applicable Canadian Securities Laws, U.S. Securities Laws (as such terms are defined below) or other laws as may be applicable.

The parties hereto acknowledge that sales of non-U.S. dollar denominated MTN Debentures in the United States shall only be made by the Dealers’ United States affiliates and in the manner contemplated by Schedule C hereto and that, provided the Dealers’ United States affiliates agree in writing to comply in all respects with the provisions of this Agreement including Schedule C relating to the distribution of non-U.S. dollar denominated MTN Debentures, such United States affiliates shall not need to be approved by the Corporation.

A Dealer, either alone or jointly and not solidarily with one or more of the other Dealers, may, as set forth in Section 16, from time to time, purchase MTN Debentures, as an underwriter or dealer purchasing as principal, at such prices and with such fees or commissions as may be agreed upon by the Corporation and such Dealer or Dealers, for resale to the public in the Qualifying Jurisdictions or in the United States at prices to be negotiated with purchasers.

The Corporation may also offer the MTN Debentures, from time to time, in accordance with Canadian Securities Laws, the U.S. Securities Laws or other applicable laws, as applicable, directly to the public in the Qualifying Jurisdictions, in the United States or in any other jurisdiction at prices and upon terms agreed to by the Corporation and the purchaser of the MTN Debentures, provided that the Corporation may not so offer the MTN Debentures during any period commencing:

(a)	on a date the Corporation requests the Dealers to solicit offers to purchase MTN Debentures; or

(b)	on a date on which a Dealer, either alone or jointly and not solidarily with one or more of the other Dealers, has agreed to purchase MTN Debentures as principal or underwriter for resale;

and ending, unless otherwise agreed with the Dealer or Dealers, on the earlier of the date on which all agreements relating to sales of such MTN Debentures by or through the Dealers are binding on the Dealers or on the public purchasers of MTN Debentures, and the date on which the Corporation withdraws its request to the Dealers (a “Distribution Period”). No commission shall be payable to the Dealers for sales made directly by the Corporation.

The Corporation may accept unsolicited offers to purchase Debt Securities received from an investment dealer other than a Dealer, may appoint an investment dealer, including an investment dealer other than a Dealer, to solicit offers to purchase such Debt Securities, and may sell such Debt Securities to an investment dealer, including an investment dealer other than a Dealer, as principal or underwriter for resale to the public, other than pursuant to the terms hereof. In any such circumstances, any required dealer agreement shall be executed and the appropriate prospectus supplement shall be filed.

For each MTN Debenture sold under this Agreement by one or more of the Dealers acting as agent or agents of the Corporation, the Corporation will pay to such Dealer, or to such Dealers collectively, a commission as shall be determined by agreement between the Corporation and the Dealer or Dealers from time to time. The aforesaid commission in respect of any particular MTN Debenture will be payable in the same currency as the principal of such MTN Debenture.

TERMS AND CONDITIONS

The agreement resulting from the execution of this letter by the Corporation shall be subject to the terms and conditions as set forth below.

1.	Definitions

1.1	As used herein and in the Schedules, unless the context otherwise requires:

“affiliate” of, or Person affiliated with, a specified Person shall mean a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified;

“Agreement” or “Dealer Agreement” means this dealer agreement, as it may be amended from time to time;

“Applicable Time” in respect of a particular offering of the MTN Debentures means the time immediately prior to the time of the first sale by a Dealer of any MTN Debentures with regard to such particular offering of the MTN Debentures, or, if an underwriting agreement exists, the time specified in such underwriting agreement;

“Book-Entry Interest” has the meaning ascribed thereto in Section B.1 of Schedule A;

“Book-Entry Only Debenture” has the meaning ascribed thereto in Section A.6 of Schedule A;

“Business Day” means a day, excluding Saturday, Sunday and any other day which shall be in the City of Montréal, Province of Québec or in the City of Toronto, Province of Ontario, a legal holiday or a day on which banking institutions are required by law or local proclamation to close;

“Canadian Pricing Supplement” means a pricing supplement, in either or both of the English and French languages, incorporated by reference into the Canadian Prospectus for purposes of distribution of the MTN Debentures, as contemplated by the Policy;

“Canadian Prospectus” means the short form base shelf prospectus of the Corporation dated May 17, 2013 relating to the distribution of the Debt Securities, in both the English and French languages, including the documents or information incorporated or deemed to be incorporated therein by reference (excluding any prospectus supplement other than a Canadian Prospectus Supplement);

“Canadian Prospectus Amendment” means an amendment to the Canadian Prospectus, in both the English and French languages unless the context indicates otherwise, relating to the distribution of MTN Debentures and includes an amendment by way of a material change report, as contemplated by the Policy;

“Canadian Prospectus Supplement” means the prospectus supplement of the Corporation dated June 12, 2013 and any other supplements (other than a Canadian Pricing Supplement), in both the English and French languages, incorporated by reference into the Canadian Prospectus, for purposes of distribution of the MTN Debentures, as contemplated by the Policy;

“Canadian Securities Laws” means the securities acts or similar statutes of the Qualifying Jurisdictions and all regulations, rules, policy statements, notices and blanket orders or rulings thereunder;

“CDS” has the meaning ascribed thereto in Section B.1 of Schedule A;

“Certificated Debentures” has the meaning ascribed thereto in Section A.6 of Schedule A;

“Closing Date” has the meaning ascribed thereto in Section 8.1;

“Comfort Letter” has the meaning ascribed thereto in Section 6.1(f);

“Corporation” means Bell Canada;

“Corporation’s Counsel” means Mr. Michel Lalande, Senior Vice-President - General Counsel of the Corporation, or such other person who may occupy a similar position during the term of this Agreement, and Stikeman Elliott LLP;

“Corporation’s Counsel Opinion” has the meaning ascribed thereto in Section 8.1(b);

“Corporation’s U.S. Counsel” means Sullivan & Cromwell LLP;

“Dealer” and “Dealers” have the meaning ascribed thereto in the first paragraph of this agreement;

“Dealer Firms” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Dealers’ Counsel” means Norton Rose Fulbright Canada LLP, or such other legal counsel acceptable to the Dealers and the Corporation;

“Dealers’ U.S. Counsel” means Shearman & Sterling LLP, or such other legal counsel acceptable to the Dealers and the Corporation;

“Debt Securities” means the debentures, notes and any other unsecured evidences of indebtedness of the Corporation, including the MTN Debentures, which are authorized to be distributed pursuant to the Canadian Prospectus and the U.S. Prospectus;

“Disclosure Package” means the U.S. Prospectus, U.S. Prospectus Supplement, any preliminary or final U.S. Pricing Supplement, together with the Term Sheet, if any, and any other Issuer Free Writing Prospectus, if any, identified on a schedule to an underwriting agreement or, if no underwriting agreement exists, any other Issuer Free Writing Prospectus, if any, that has been prepared by or on behalf of the Corporation relating to any particular offering of the MTN Debentures as of the Applicable Time for such particular offering;

“distribution” or “distribution to the public” have the meanings ascribed thereto under applicable Canadian Securities Laws;

“Distribution Period” has the meaning ascribed thereto in the seventh paragraph of this Agreement;

“Financial Information” has the meaning ascribed thereto in Section 6.1(e)(i);

“Form F-10” means Form F-10 under the U.S. Securities Act;

“Guarantee” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Guarantor” means BCE Inc.;

“Guarantor’s Counsel” means Mr. Michel Lalande, Senior Vice-President - General Counsel of the Guarantor, or such other person who may occupy a similar position during the term of this Agreement, and Stikeman Elliott LLP;

“Guarantor’s Counsel Opinion” has the meaning ascribed thereto in Section 8.2;

“including” means including without limitation;

“Issue Closing Date” means the Settlement Date of that MTN Debenture or those MTN Debentures which is or are the last in time to be settled from that particular issue of MTN Debentures;

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433(h) under the U.S. Securities Act, of the Corporation relating to an offering of the MTN Debentures;

“material change”, “material fact” and “misrepresentation” have the meanings ascribed thereto under applicable Canadian Securities Laws, provided that when used in Schedule C hereof, “material fact” and “misrepresentation” shall have the meanings ascribed thereto under applicable U.S. Securities Laws;

“MTN Debentures” means the debentures of the Corporation as described in the Canadian Prospectus Supplement dated June 12, 2013 and to be issued pursuant to the Trust Indenture;

“NI 51-102” means National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators;

“No Trading Period” has the meaning ascribed thereto in Section 4.1;

“Other Terms and Conditions” has the meaning ascribed thereto in Section A.1 of Schedule A.

“Person” means and includes any individual, corporation, partnership, limited partnership, limited liability corporation, joint stock corporation or association, joint venture, consortium, corporation, trust, bank, pension plan, commingled trust fund or similar institutional investor, or other entity, government, or agency, and any political subdivision thereof;

“Policy” means National Instrument 44-101, National Instrument 44-102, Companion Policy 44-101CP and Companion Policy 44-102CP of the Canadian Securities Administrators, as amended, and any replacement national instruments, policies and regulations adopted subsequently to the date hereof;

“Qualifying Jurisdictions” means, collectively, all the provinces of Canada;

“Registration Statement” means the various parts of the registration statement on Form F-10 (File No. 333-188525), including all exhibits thereto but excluding Form T-1 (if any) and including all documents incorporated by reference in the prospectus included therein and any prospectus supplement relating to the MTN Debentures that is filed with the SEC pursuant to General Instruction II.L of Form F-10, each as amended at the time such part of such registration statement became effective;

“SEC” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Securities Commissions” means the securities commission or other securities regulatory authority in each of the Qualifying Jurisdictions;

“Settlement Date” means, unless the parties thereto agree to a different date, the third Business Day following the date on which the Corporation accepts one or more offers to purchase MTN Debentures;

“Subsidiaries” has the meaning ascribed thereto in the Canada Business Corporations Act, as amended;

“Term Sheet” means an Issuer Free Writing Prospectus that is a final term sheet relating to a particular offering of MTN Debentures;

“Trade Day” has the meaning ascribed thereto in Section A.5 of Schedule A;

“Trust Indenture” means the trust indenture dated as of November 28, 1997 between the Corporation and the Trustee providing for the issue of Debt Securities of the Corporation, as amended or supplemented from time to time, including, for greater certainty, a first supplemental trust indenture between the same parties bearing the formal date of July 12, 1999, and a second supplemental trust indenture dated February 1, 2007 setting forth and creating the Guarantee;

“Trust Indenture Act” has the meaning ascribed thereto in Section 7.1(a) of Schedule C;

“Trustee” means CIBC Mellon Trust Company as trustee under the Trust Indenture, or any successor trustee thereunder from time to time;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder;

“U.S. Person” has the meaning ascribed thereto in Regulation S under the U.S. Securities Act;

“U.S. Pricing Supplement” means any pricing supplement relating to the MTN Debentures sold in the United States filed with the SEC pursuant to General Instruction II.L of Form F-10 under the U.S. Securities Act;

“U.S. Prospectus” means the base prospectus included in the Registration Statement at the time it first became effective, including the documents or information incorporated or deemed to be incorporated therein by reference;

“U.S. Prospectus Supplement” means the prospectus supplement of the Corporation dated June 12, 2013 and any other prospectus supplements relating to the MTN Debentures (other than a U.S. Pricing Supplement) filed with the SEC pursuant to General Instruction II.L of Form F-10 under the U.S. Securities Act;

“U.S. Securities Act” has the meaning ascribed thereto in the third paragraph of this Agreement; and

“U.S. Securities Laws” means all of the applicable federal and state securities laws and regulations of the United States including the U.S. Securities Act and the U.S. Exchange Act.

1.2	In this Agreement, except as otherwise expressly provided:

(a)	all words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties require and the verb shall be read and construed as agreeing with the required word and pronoun; and

(b)	all dollar amounts referred to herein are expressed in Canadian dollars and shall mean Canadian dollars, except where otherwise indicated.

2.	Terms of the MTN Debentures

2.1	The MTN Debentures shall be issued pursuant to the terms of the Trust Indenture and shall, in all material respects, have the attributes and characteristics described in the Canadian Prospectus and U.S. Prospectus, each as amended or supplemented from time to time.

2.2	Each MTN Debenture shall be substantially in the form set out in the Trust Indenture with such additions and variations as may be appropriate to reflect the terms agreed to with the purchaser thereof.

2.3	Subject to Sections 2.1 and 2.2 all terms and conditions of each MTN Debenture issued by the Corporation from time to time shall be determined by the Corporation in its sole discretion which terms and conditions shall include, without limitation:

(a)	currency;

(b)	issue and delivery date;

(c)	maturity date;

(d)	amount of principal;

(e)	issue price (at par (100% of the principal amount thereof), at a premium or at a discount); and

(f)	interest rate and interest payment dates.

3.	Distribution of MTN Debentures

3.1

The Dealers shall, on such dates as the Corporation has notified the Dealers in accordance with the operating procedures set forth in Schedule A that it requires funds, use their best efforts to solicit offers to purchase the MTN Debentures from, and sell the MTN Debentures to, members of the public in the Qualifying Jurisdictions, the United States and other jurisdictions, only as permitted by and in compliance with the applicable Canadian Securities Laws, U.S. Securities Laws and other applicable laws, upon the terms and conditions set forth in this Agreement (including Schedule C hereof) and set forth in the Canadian Prospectus and the U.S. Prospectus, each as amended and supplemented from time to time; provided that the Dealers shall not, without the prior written consent of the Corporation or the Guarantor, take any action that would require the

Corporation or the Guarantor, respectively, to file any prospectus, registration statement or other disclosure document in any jurisdiction other than the Qualifying Jurisdictions and in the United States, nor take any action that would require the Corporation or the Guarantor, respectively, to file any document other than as contemplated in this Agreement.

3.2	Unless otherwise advised in writing by the Corporation, for purposes of this Section 3, the Dealers shall be entitled to assume that the MTN Debentures are qualified for distribution in all of the Qualifying Jurisdictions. The Corporation has delivered or shall deliver to the Dealers’ Counsel and the Dealers’ U.S. Counsel copies of all receipts, if any, received from time to time from the Securities Commissions for the Canadian Prospectus or any Canadian Prospectus Supplement or Canadian Prospectus Amendment as soon as they are available.

3.3	The Dealers shall, as soon as practicable and in any event not later than the tenth day following a day on which the Dealers have distributed MTN Debentures, or the second Business Day of the month following any month in which the Dealers have distributed MTN Debentures, whichever is earlier, provide the Corporation with a comprehensive breakdown of the MTN Debentures distributed by the Dealers collectively, both through agency sales and principal sales (separately enumerated), in each of the Qualifying Jurisdictions where a breakdown is required for the purpose of calculating fees payable by the Corporation to a Securities Commission, in the United States and in any other jurisdiction. In the event any non U.S. dollar denominated MTN Debentures are distributed in the United States, the Dealers shall, not later than one Business Day prior to the Issue Closing Date, provide the Corporation with a breakdown of the MTN Debentures distributed in the United States by the Dealers collectively. For the purposes of this Section 3.3, MTN Debentures will be considered distributed in the United States if they have been offered and sold to U.S. Persons.

4.	No Trading Period

4.1	During the period of distribution of the MTN Debentures under the Canadian Prospectus or the U.S. Prospectus, each as amended or supplemented from time to time, the Corporation shall not, during the time period (the “No Trading Period”) in which the Corporation believes, in its reasonable judgement, that any change or fact described below (which has not been publicly announced or disclosed in a public filing with a Securities Commission and the SEC and incorporated by reference in the Canadian Prospectus or the U.S. Prospectus, or is the subject of the filing of a confidential material change report) is sufficiently imminent and probable such that a reasonably prudent reporting issuer would not trade in any of its own securities, continue the distribution of the MTN Debentures until the No Trading Period ends either through a change in circumstances, or a public announcement of such change or fact being made, or such change or fact being disclosed in a filing with a Securities Commission and the SEC and incorporated by reference in the Canadian Prospectus and the U.S. Prospectus, or otherwise:

(a)	any change (actual, anticipated, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation and its Subsidiaries on a consolidated basis and taken as a whole;

(b)	any change in any matter covered by a statement contained or incorporated by reference in the Canadian Prospectus or the U.S. Prospectus, each as amended or supplemented immediately prior to such change; or

(c)	any fact which has arisen which would have been required to have been stated in the Canadian Prospectus or the U.S. Prospectus had the fact arisen on or prior to the date of the Canadian Prospectus or the U.S. Prospectus or of a Canadian Prospectus Supplement, Canadian Pricing Supplement, U.S. Prospectus Supplement, or U.S. Pricing Supplement;

which change or fact in any case is, or may be, of such a nature as:

(d)	would render the Canadian Prospectus, as amended or supplemented immediately prior to such change or fact, misleading or untrue in any material respect;

(e)	would result in the Canadian Prospectus, as amended or supplemented immediately prior to such change or fact, containing a misrepresentation;

(f)	would result in the Canadian Prospectus, as amended or supplemented immediately prior to such change or fact, not complying with the laws of any Qualifying Jurisdiction; or

(g)	would result in the U.S. Prospectus, as amended or supplemented immediately prior to such change or fact, including an untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

4.2	The Corporation shall promptly comply with all applicable filings and other requirements under Canadian Securities Laws and U.S. Securities Laws arising as a result of such change or fact. In addition, if, during the period of the distribution of the MTN Debentures, there is any change in any applicable Canadian Securities Laws or U.S. Securities Laws, which results in a requirement to file a Canadian Prospectus Amendment or an amendment to the Registration Statement or the U.S. Prospectus, the Corporation, shall, to the satisfaction of the Dealers’ Counsel and the Dealers’ U.S. Counsel, acting reasonably, make any such filing as soon as possible.

5.	Filing of Prospectus Documents

The Corporation shall as soon as possible fulfil, and shall continue to fulfil during the term of this Agreement, to the satisfaction of Dealers’ Counsel and Dealers’ U.S. Counsel, acting reasonably, all legal requirements to be fulfilled by the Corporation (including, from time to time, any filings, proceedings and legal requirements set forth in the Policy or the U.S. Securities Laws) to enable the MTN Debentures to be offered for sale and sold to the public in accordance with the terms of this Agreement in each of the Qualifying Jurisdictions under the Policy in compliance with applicable Canadian Securities Laws and in the United States in accordance with the terms of this Agreement (including the additional provisions set forth in Schedule C hereto) in compliance with the U.S. Securities Laws by or through the Dealers and the Dealer Firms.

6.	Delivery of Prospectus and Related Documents

6.1	The Corporation shall deliver or cause to be delivered to the Dealers and the Dealers’ Counsel and the Dealers’ U.S. Counsel the documents set out below at the respective times indicated:

(a)	on the date of this Agreement, (i) the Canadian Prospectus, in the English and French languages, signed as required by the Canadian Securities Laws and as filed with the Securities Commissions and (ii) the U.S. Prospectus, each in form and substance acceptable to the Dealers’ Counsel and the Dealers’ U.S. Counsel, acting reasonably;

(b)	on the date of this Agreement, all documents, in the English and French languages, incorporated or containing information incorporated by reference into the Canadian Prospectus or the U.S. Prospectus and not previously delivered to the Dealers;

(c)	on the date of this Agreement, confirmations in writing from DBRS Limited, Moody’s Investors Service, Inc., and Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw Hill Companies, Inc., confirming the ratings on the MTN Debentures and, subsequently, unless the Corporation shall have determined that a No Trading Period exists as a result of a change in the credit ratings of the MTN Debentures, as soon as practicable after receipt of notification from such agencies of any change to such ratings;

(d)

as soon as they are available or as soon as contemplated by Schedule A or Schedule C, copies of any Canadian Prospectus Amendment, any Canadian Prospectus Supplement and any Canadian Pricing Supplement as contemplated by the Policy, signed if and as required by the Canadian Securities Laws, and any amended U.S. Prospectus, any U.S. Prospectus Supplement and any U.S. Pricing Supplement, each in form and substance acceptable to the Dealers’ Counsel and the Dealers’ U.S. Counsel, acting reasonably, including copies of any documents incorporated or containing information incorporated by reference therein and not previously delivered to the Dealers and, where applicable, receipts from the applicable Securities Commissions in respect of the filing thereof; provided that each Canadian Pricing Supplement or U.S. Pricing Supplement that does not contain a “Recent Developments” section need be delivered only to the Dealer or Dealers involved in the particular offering of MTN Debentures to which such document relates;

(e)	at the time of the delivery (or as soon as practicable thereafter) to the Dealers pursuant to this Section 6.1 of the French language version of the Canadian Prospectus, any Canadian Prospectus Amendment, any Canadian Prospectus Supplement or any Canadian Pricing Supplement:

(i)	one or more opinions of the Corporation’s Counsel, or such other counsel to the Corporation acceptable to the Dealers, acting reasonably, dated the date of the document in question and acceptable in form and substance to the Dealers’ Counsel, to the effect that, except for the following documents or information: (a) the Guarantor’s annual comparative audited consolidated financial statements and the auditors’ report thereon; (b) the Guarantor’s interim unaudited comparative consolidated financial statements; (c) the Guarantor’s annual and quarterly management’s discussion and analysis; (d) the Guarantor’s annual information form; (e) the Corporation’s consolidating summary financial information required by section 13.4 of NI 51-102; and (f) the information under the headings “Consolidated Capitalization” and “Earnings Coverage Ratios” in the Canadian Prospectus (collectively, the “Financial Information”), contained in or incorporated by reference in the document, the Canadian Prospectus, any Canadian Prospectus Amendment, any Canadian Prospectus Supplement and/or any Canadian Pricing Supplement (as the case may be) in the French language and each of the documents in the French language incorporated by reference therein is in all material respects a complete and proper translation of the English version thereof; and

(ii)	an opinion of the Guarantor’s auditors dated the date of the document and acceptable in form and substance to the Dealers’ Counsel and the Dealers’ U.S. Counsel, acting reasonably, to the effect that the Financial Information contained or incorporated by reference in the document in the French language conforms, in all material respects, to the English version thereof;

(f)

on the date of this Agreement and, if requested in writing by the Dealer(s), (i) at the time of the delivery to any Dealer(s), pursuant to this Section 6.1(f) of the Canadian Prospectus, any Canadian Prospectus Amendment, any Canadian Prospectus Supplement, the U.S. Prospectus,

any amended U.S. Prospectus or any U.S. Prospectus Supplement, (ii) by the tenth Business Day following the filing of the Guarantor’s interim and annual financial statements, and (iii) at such other time or times as the Corporation and the Dealer(s) may agree in connection with a particular distribution of MTN Debentures, a comfort letter from the Guarantor’s auditors, dated the date of this Agreement, the date of the Canadian Prospectus, the Canadian Prospectus Amendment, the Canadian Prospectus Supplement, the U.S. Prospectus, any amended U.S. Prospectus or the U.S. Prospectus Supplement, or the date of filing of the financial statements, or such other date, as the case may be, and acceptable in form and substance to such Dealer(s), acting reasonably, with respect to certain financial and accounting information and/or interest coverage ratios relating to the Guarantor and the Corporation contained in such Canadian Prospectus, Canadian Prospectus Amendment, Canadian Prospectus Supplement, U.S. Prospectus, amended U.S. Prospectus or U.S. Prospectus Supplement and financial statements, as the case may be; provided that such comfort letter need not be provided at that time if the Corporation does not reasonably expect to effect any distribution of MTN Debentures prior to the time another comfort letter could be requested by the Dealer(s) pursuant to this Section 6.1(f). It is agreed that any comfort letter delivered on the date of this Agreement, in connection with the delivery of the U.S. Prospectus, amended U.S. Prospectus or U.S. Prospectus Supplement or otherwise in connection with sales into the United States shall be prepared in accordance with the Statement of Auditing Standards No. 72 (or any successor bulletin). It is understood that, in the event the Corporation cannot rely on the “credit supporter” exemption set forth in section 13.4 of NI 51-102 or an equivalent exemption, then the references to the Guarantor and its documents and auditors in this Section 6.1(f) shall be replaced with references to the Corporation, its documents and auditors. In any such event, the comfort letter shall be based on a review by the auditors having a cut-off date not more than two Business Days prior to the date of the comfort letter (the “Comfort Letter”); and

(g)	as soon as they are available and in any event within five Business Days from the date of the document in the case of the Canadian Prospectus, a Canadian Prospectus Amendment or a Canadian Prospectus Supplement and one Business Day from the date of the document in the case of a Canadian Pricing Supplement, that number of commercial copies of the Canadian Prospectus, any Canadian Prospectus Amendment, any Canadian Prospectus Supplement and any Canadian Pricing Supplement, including copies of any documents incorporated, or containing information incorporated, by reference therein, as the Dealers may reasonably require, without charge, in those cities located in the Qualifying Jurisdictions that the Dealers may reasonably request.

6.2	The Corporation’s delivery to the Dealers of the documents referred to in Section 6.1 or the written determination of the terms and conditions of MTN Debentures issued by the Corporation in accordance with Section 2 (in the absence of notification to cease distribution of the MTN Debentures by the Corporation as contemplated by Section 4) shall constitute the Corporation’s consent to the use by the Dealer Firms of such documents in connection with the distribution of the MTN Debentures in compliance with the provisions of this Agreement.

7.	Representations, Warranties, Covenants and Agreements

7.1	The Corporation’s delivery to the Dealers of the Canadian Prospectus, the U.S. Prospectus, a Canadian Pricing Supplement, a U.S. Pricing Supplement or the Disclosure Package shall constitute a representation and warranty by the Corporation to the Dealers that:

(a)	each MTN Debenture to which the Canadian Pricing Supplement, the U.S. Pricing Supplement or the Disclosure Package relates will at its date of issue be duly and validly issued pursuant to the Trust Indenture and will constitute a legal, valid and binding obligation of the Corporation enforceable in accordance with its terms and the terms of the Trust Indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles;

(b)	the Trust Indenture is a legal, valid and binding obligation of the Corporation, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and complies with all applicable legal requirements;

(c)	the Canadian Prospectus, as amended or supplemented (excepting any information contained therein provided by or relating solely to the Dealers), as at the date of such delivery, constitutes full, true and plain disclosure of all material facts relating to the Guarantor and its Subsidiaries on a consolidated basis and taken as a whole and to the MTN Debentures;

(d)	the Canadian Prospectus, as amended or supplemented, does not, as at the date of such delivery, contain a misrepresentation;

(e)	as at the date of such delivery, no default exists under any trust instrument or agreement securing or otherwise relating to the indebtedness of the Corporation or any of its Subsidiaries which is material to the Corporation and its Subsidiaries on a consolidated basis and taken as a whole;

(f)	the French language version of the Canadian Prospectus, any Canadian Prospectus Amendment, Canadian Prospectus Supplement or Canadian Pricing Supplement, and the documents or information incorporated or deemed to be incorporated by reference therein, are in all material respects a complete and proper translation of the English version thereof; and

(g)	as of their respective dates, each of the Canadian Prospectus and the Canadian Prospectus Supplement complied as to form in all material respects with applicable Canadian Securities Laws and, at the time of its delivery to the Dealers on the date of this Agreement in accordance with Section 6.1, the Canadian Prospectus, as supplemented by the Canadian Prospectus Supplement, complied as to form in all material respects with applicable Canadian Securities Laws and (ii) the documents incorporated by reference in the Canadian Prospectus, as supplemented by the Canadian Prospectus Supplement, and in the U.S. Prospectus, as supplemented by the U.S. Prospectus Supplement, when such documents were filed with the Securities Commissions, complied as to form in all material respects with applicable Canadian Securities Laws.

7.2	The Guarantor hereby represents and warrants to the Dealers that the Guarantee of the MTN Debentures constitutes a legal, valid and binding obligation of the Guarantor enforceable in accordance with its terms and the terms of the Trust Indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

7.3	Each of the Dealers separately hereby represents, warrants, covenants and agrees to and with the Corporation and the Guarantor that:

(a)	it will not disclose or permit disclosure of any confidential information or fact relating to the Corporation, the Guarantor or any of their Subsidiaries which has not been disclosed in compliance with Canadian Securities Laws and U.S. Securities Laws except with the Corporation’s consent or to its own directors, officers, employees and agents having need to know such information or fact in the accomplishment of their functions until such time as such information or fact is publicly disclosed by the Corporation, the Guarantor or any of their Subsidiaries or in the reasonably held opinion of counsel to any Dealer or Dealers, is required to be disclosed by law or a court or regulatory body of competent jurisdiction; provided, however, that any Dealer so asked to disclose such confidential information shall, to the extent practicable, advise in advance the Corporation and the Guarantor in writing of the request for disclosure as soon as practicable after receipt of such request;

(b)	provided the Corporation delivers the Canadian Prospectus, a Canadian Prospectus Amendment, a Canadian Prospectus Supplement, a Term Sheet or a Canadian Pricing Supplement to such Dealer as contemplated in Sections 6.1(a) and 6.1(d) hereof, it will deliver such documents to the purchasers as soon as possible after receipt thereof and, to the extent practicable, by the close of business on the Business Day such documents are delivered by the Corporation to such Dealer;

(c)	it holds and will ensure that its affiliates and each Dealer Firm, as applicable, will hold, all necessary registrations, permits and licenses to offer for sale, to solicit offers to purchase, to sell, distribute or to carry out any act that is necessary to be carried out in connection with the sale of MTN Debentures in each of the Qualifying Jurisdictions, in compliance with applicable Canadian Securities Laws, regulations or policies; and

(d)	it will not, and will ensure that its affiliates and any Dealer Firm, as applicable, does not, when offering for sale, soliciting offers to purchase, selling or carrying out any act in connection with the sale of, MTN Debentures, breach any Canadian Securities Laws, regulations or policies.

8.	Closing

8.1	The Corporation will deliver, or cause to be delivered, to the Dealers and the Dealers’ Counsel and the Dealers’ U.S. Counsel, on a date to be mutually agreed upon by the Corporation and the Dealers with respect to the establishment of the program for the sale of MTN Debentures contemplated by this Agreement (the “Closing Date”), the following documents:

(a)	A certificate dated the Closing Date signed on the Corporation’s behalf by any one of the Chief Executive Officer, the Chief Financial Officer or the Treasurer of the Corporation or such other officer of the Corporation as may be acceptable to the Dealers, addressed to the Dealers to the effect that to the best of the knowledge and belief of the person so signing, without personal liability, after having made due inquiry:

(i)	since the date of the Canadian Prospectus, any Canadian Prospectus Amendment or Canadian Prospectus Supplement, or since the time the Registration Statement became effective, or the date of the U.S. Prospectus or the U.S. Prospectus Supplement, to the date of the certificate, and except as reflected in such Canadian Prospectus, Canadian Prospectus Amendment, Canadian Prospectus Supplement, the U.S. Prospectus (as it may be amended from time to time), the U.S. Prospectus Supplement or contemplated thereby or in the documents filed with the Securities Commissions or the SEC as of the date of the Canadian Prospectus or the U.S. Prospectus each as amended or supplemented, and specifically incorporated or deemed to be incorporated by reference in the Canadian Prospectus or U.S. Prospectus, each as amended or supplemented as of the date of the certificate:

(x)	there has not been any material adverse change, financial or otherwise, in the condition of the Corporation and its Subsidiaries on a consolidated basis and taken as a whole;

(y)	there have been no transactions entered into by the Corporation or any of its Subsidiaries out of the ordinary course of business which are material to the Corporation and its Subsidiaries on a consolidated basis and taken as a whole; and

(z)	to the knowledge of the Corporation, there are no actions, suits or proceedings pending or threatened against or affecting the Corporation or any of its Subsidiaries at law or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially and adversely affect the Corporation and its Subsidiaries on a consolidated basis and taken as a whole;

(ii)	the Corporation and its Subsidiaries have no contingent liabilities other than in the ordinary course of business which are material to the Corporation and its Subsidiaries on a consolidated basis and taken as a whole and which are not disclosed in the Canadian Prospectus, U.S. Prospectus, any Canadian Prospectus Amendment, any amendment to the U.S. Prospectus, Canadian Prospectus Supplement or the U.S. Prospectus Supplement or in the documents supplied to or filed with the Securities Commissions and the SEC as of the date of the Canadian Prospectus or the U.S. Prospectus, each as amended or supplemented, and specifically incorporated or deemed to be incorporated by reference in the Canadian Prospectus or the U.S. Prospectus, each as amended or supplemented;

(iii)	no default exists under any trust instrument or agreement securing or otherwise relating to the indebtedness of the Corporation and any of its Subsidiaries which is material to the Corporation and its Subsidiaries on a consolidated basis and taken as a whole; and

(iv)	the representations and warranties of the Corporation which are to be made hereunder at the time of delivery of a Canadian Pricing Supplement and a U.S. Pricing Supplement to a Dealer are, to the extent applicable, true and correct as of the Closing Date.

(b)

One or more opinions of the Corporation’s Counsel in a form acceptable to the Dealers’ Counsel and the Dealers’ U.S. Counsel, acting reasonably, with respect to all legal matters relating to the incorporation and existence of the Corporation and to the authorization, creation, issue and sale of the MTN Debentures and the fulfilment of and compliance with the terms and conditions of this Agreement, including with respect to the legality, validity and binding effect of the MTN Debentures and their enforceability in accordance with their terms and the terms of the Trust Indenture substantially in the form set forth on Schedule D-1 hereto (the “Corporation’s Counsel Opinion”).

8.2	The Corporation will deliver, or cause to be delivered, to the Dealers and the Dealers’ Counsel and the Dealers’ U.S. Counsel, on the Closing Date, an opinion of the Guarantor’s Counsel in a form acceptable to the Dealers’ Counsel and the Dealers’ U.S. Counsel, acting reasonably, with respect to all legal matters relating to the incorporation and existence of the Guarantor and to the authorization, creation and issue of the Guarantee of the MTN Debentures and the fulfilment of and compliance with the terms and conditions of this Agreement, including with respect to the legality, validity and binding effect of the Guarantee and its enforceability in accordance with its terms and the terms of the Trust Indenture substantially in the form set forth on Schedule D-1 hereto (the “Guarantor’s Counsel Opinion”).

8.3	It is understood that the Dealers shall receive on the Closing Date an opinion of the Dealers’ Counsel in a form acceptable to the Dealers, acting reasonably.

8.4	For the purposes of the opinions referred to in Sections 8.1(b) and 8.3, it is understood that the Corporation’s Counsel and the Dealers’ Counsel may deliver opinions of local counsel acceptable to them as to the qualification of the distribution of the MTN Debentures for sale to the public in those Qualified Jurisdictions where they do not carry on the practice of law and as to other matters governed by the laws of such Qualified Jurisdictions. It is further understood that (i) the Corporation’s Counsel and the Guarantor’s Counsel may rely as to certain matters of fact on certificates of the Corporation’s or the Guarantor’s officers, respectively, and certificates issued by Securities Commissions and other governmental agencies, and that such opinion will be subject to the usual qualifications and assumptions, and (ii) the Dealers’ Counsel may, when the Dealers’ Counsel considers it appropriate to do so, rely on the opinion of the Corporation’s Counsel and the Guarantor’s Counsel as to matters which relate specifically to the Corporation, the Guarantor, or any of their respective Subsidiaries.

8.5

The Dealers shall receive on the Closing Date, a letter from the Corporation’s U.S. Counsel substantially in the form set forth on Schedule D-2 hereto and a letter from the Dealers’ U.S. Counsel that shall state that no facts have come to such counsel’s attention which lead such counsel to believe that (i) the Registration Statement or any amendment thereto, at the time such Registration Statement or any such amendment became effective contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the

U.S. Prospectus, as amended or supplemented as of its date or as of the Closing Date, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

9.	Indemnification and Termination

9.1	The Corporation shall indemnify and save each Dealer, and each Dealer’s directors, officers, employees, agents and controlling persons (each an “Indemnified Person”), harmless against and from all liabilities, claims, demands, losses (other than losses of profit), costs, damages (other than consequential damages) and expenses to which the Indemnified Person may be subject or which the Indemnified Person may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(a)	any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Dealers and furnished to the Corporation by the Dealers, the Dealers’ Counsel or the Dealers’ U.S. Counsel expressly for inclusion in the Prospectus) contained in the Canadian Prospectus, any Canadian Prospectus Amendment, any Canadian Prospectus Supplement or any Canadian Pricing Supplement, including the documents incorporated therein by reference;

(b)	any order made or any inquiry, investigation or other proceeding commenced or threatened by any one or more securities commissions (not based upon the activities or the alleged activities of the Dealers or their banking or selling group members, if any) based upon any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Dealers and furnished to the Corporation by the Dealers, the Dealers’ Counsel or the Dealers’ U.S. Counsel expressly for inclusion in the Canadian Prospectus) contained in the Canadian Prospectus, any Canadian Prospectus Amendment, any Canadian Prospectus Supplement, any Canadian Pricing Supplement, including the documents incorporated therein by reference, preventing or restricting the trading or distribution of the MTN Debentures in the Qualifying Jurisdictions; or

(c)	the Corporation not complying with any requirement under the Canadian Securities Laws in connection with the distribution of the MTN Debentures in the Qualifying Jurisdictions.

The rights of indemnity contained in this Section 9.1 shall not apply to a Dealer and its directors, officers, employees, controlling persons and agents if the Corporation has complied with the provisions of Section 6.1 and the Dealer has not provided to the person asserting any claim contemplated by this Section 9.1 a copy of the Canadian Prospectus, any Canadian Prospectus Amendment, any Canadian Prospectus Supplement, any Canadian Pricing Supplement, which corrects any misrepresentation or alleged misrepresentation, or alleged non-compliance with Canadian Securities Laws which is the basis of such claim and which is required, under applicable Canadian Securities Laws, to be delivered to such person.

9.2	Each Dealer shall be entitled, as trustee, to enforce the obligations contained herein on behalf of any other parties entitled to indemnity hereunder.

9.3	If any claim contemplated by Section 9 shall be asserted against any Indemnified Person such Indemnified Person shall notify the Corporation as soon as possible of the nature of such claim and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Corporation and acceptable to the Indemnified Person acting reasonably and that no settlement may be made by the Corporation or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by Section 9 if:

(a)	the Indemnified Person has been advised in writing by counsel that there may be a conflict of interest in having the Indemnified Person represented by the same counsel as the Corporation or that there may be a reasonable legal defence available to the Indemnified Person which is different from or additional to a defence available to the Corporation (in which case the Corporation shall not have the right to assume the defence of such proceedings on the Indemnified Person’s behalf);

(b)	the Corporation shall not have taken the defence of such proceedings and employed counsel within ten Business Days after notice of commencement of such proceedings; or

(c)	the employment of such counsel has been authorized in writing by the Corporation in connection with the defence of such proceeding;

and, in any such event, the reasonable fees and expenses of such Indemnified Person’s counsel (on a solicitor and his client basis) shall be paid by the Corporation, provided that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

9.4

Each Dealer shall indemnify and save each of the Corporation and its directors, officers, employees, agents and controlling persons harmless against and from all liabilities, claims, demands, losses (other than losses of profit), costs, damages

(other than consequential damages) and expenses which it may suffer whether under the provisions of any statute or otherwise in each case howsoever resulting from such Dealer’s offering for sale, soliciting offers to purchase, selling or carrying out any act in connection with the sale in any Qualifying Jurisdiction of MTN Debentures in breach of any Canadian Securities Laws or any other applicable laws, regulations or policies and for greater clarity, no Dealer shall be liable for any such breach made by any other Dealer.

9.5	In addition to any other remedies which may be available to the Dealers, a Dealer shall be entitled, at its option, to terminate and cancel its obligations to purchase MTN Debentures as principal, without any liability on its part, immediately upon written notice to the Corporation at any time prior to the Settlement Date of such purchase, if after such Dealer has agreed to purchase MTN Debentures as principal:

(a)	there should develop, occur or come into effect:

(i)	any catastrophe of national or international consequence; or

(ii)	any accident, law or governmental regulation or other occurrence of any nature whatsoever which seriously adversely affects, or will seriously adversely affect, the financial markets or the business of the Corporation and its Subsidiaries on a consolidated basis and taken as a whole; or

(iii)	a state of the financial markets;

which, in the reasonably formed opinion of the Dealer, would make impracticable the successful distribution of the MTN Debentures by the Dealer; or

(b)	the ratings assigned by any nationally recognized rating agency to the senior unsecured debt securities of the Corporation (which includes the MTN Debentures) as of the Trade Day (as such term is defined in Schedule A) shall have been lowered since that date or if any such rating agency shall have publicly announced since that date that it has under surveillance or review, with possible negative implications, its rating of such senior unsecured debt securities of the Corporation.

9.6	In the case where one or more Dealers have agreed to purchase MTN Debentures as principals, the Corporation shall be entitled to terminate and cancel its obligations to sell such MTN Debentures upon giving written notice thereof to any such Dealer or Dealers, as the case may be, within the time period provided in Section 9.5 above, in the event: (i) of improvement in general or market conditions, which in its opinion, would make undesirable such sale of the MTN Debentures; or (ii) the ratings assigned by any nationally recognized rating agency to the senior unsecured debt securities of the Corporation (which includes the MTN Debentures) as of the Trade Day (as such term is defined in Schedule A) shall have been increased since that date.

9.7	In the event of a termination by a Dealer pursuant to Section 9.5 or the Corporation pursuant to Section 9.6, there shall be no further liability on the part of such Dealer to the Corporation or of the Corporation to such Dealer in respect of that proposed distribution of the MTN Debentures, except in respect of the obligations of the Corporation under Sections 9.1 and 14 and the Dealer under Section 9.4.

10.	Operating Procedures, Due Diligence and Termination

10.1	The Corporation and the Dealers shall follow the operating procedures set forth in Schedule A (as it may be amended from time to time by the parties hereto) in respect of settlement matters and the timing of payment of commissions in connection with the sale of MTN Debentures through the Dealers or to the Dealers acting as principals.

10.2	The Corporation shall allow the Dealers, the Dealers’ Counsel and the Dealers’ U.S. Counsel to carry out the due diligence contemplated by Schedule B. The Corporation shall promptly give the Dealers, the Dealers’ Counsel and the Dealers’ U.S. Counsel:

(a)	copies of all documents referred to in Schedule B when specified therein, and

(b)	reasonable notice of the meetings contemplated by Schedule B.

10.3	The Corporation or any Dealer, as the case may be, shall be entitled to terminate its rights and obligations under this Agreement if the Corporation or any Dealer determines in its sole discretion that it does not wish to continue the agency arrangement specified herein (in the case of the Corporation, in respect of one or more of the Dealers) upon delivery of two days’ prior express written notice to that effect, in which event there shall be no liability on the part of that Dealer to the Corporation, except in respect of liability, if any, which may arise on the part of that Dealer to the Corporation under the provisions of Section 9.4, or of the Corporation to that Dealer, except in respect of liability, if any, which may arise on the part of the Corporation under the provisions of Sections 9.1 and 14.

11.	Expiration

Unless terminated earlier pursuant to the provisions of this Agreement, the term of the Dealers’ appointment as agents under this Agreement shall expire on the earlier of:

(i)	twenty-five months from the date of the receipt issued in relation to the Canadian Prospectus;

(ii)	the date upon which the Corporation files a new short form shelf prospectus or prospectus supplement to replace or supersede the Canadian Prospectus and the U.S. Prospectus for the purposes of continuing the Corporation’s medium term debenture program; and

(iii)	the date upon which the aggregate principal amount of MTN Debentures qualified under the Canadian Prospectus and the Registration Statement has been sold.

12.	[Reserved]

13.	Nature of Dealers’ Obligations

The Corporation, the Guarantor and each of the Dealers agree that the obligations of the Dealers hereunder are joint but not solidary.

14.	Fees and Expenses

14.1	Subject to Section 14.2 and Section 14.3, whether or not the offering and issue contemplated herein is completed, all costs and expenses of or incidental to the offering and issue of the MTN Debentures including, without limitation, the reasonable fees and expenses of the Dealers’ Counsel and the Dealers’ U.S. Counsel, all local counsel retained by the Corporation, and the Corporation’s and the Guarantor’s auditors, the costs of printing and delivering the definitive MTN Debentures in fully registered form, the costs of printing, delivering and translating the Canadian Prospectus, any Canadian Prospectus Amendment, any Canadian Prospectus Supplement, any Canadian Pricing Supplement, the Registration Statement, the U.S. Prospectus, the U.S. Prospectus Supplement, any U.S. Pricing Supplement, any Term Sheet and any Issuer Free Writing Prospectus, the expenses of qualifying the issue and distributing the MTN Debentures under applicable Canadian Securities Laws, all costs of any marketing or information meetings conducted by the Corporation, including fees and disbursements of Dealers’ Counsel and the Dealers’ U.S. Counsel in connection with any “blue sky” survey or legal investment surveys, and all filing fees incurred in connection with the review and qualification of the offering of the MTN Debentures by the Financial Industry Regulatory Authority, and all other costs and expenses incident to the performance of the Corporation’s obligations hereunder which are not otherwise specially provided for herein, shall be paid by the Corporation.

14.2	All out-of-pocket expenses of the Dealers in connection with or incidental to the offering for sale and issue of the MTN Debentures including, without limitation, travel and hotel expenses, but excluding the reasonable fees and expenses of the Dealers’ Counsel and the Dealers’ U.S. Counsel, shall be paid by the Dealers.

14.3

Notwithstanding the foregoing, in the event that any MTN Debentures are to be bought on an underwritten basis by one or more of the Dealers or their affiliates, or in the case of an underwritten offering of MTN Debentures primarily directed to investors in the United States, the costs and expenses of Dealers’ Counsel and the Dealers’ U.S. Counsel, the costs of advertising by the Dealers during the period of distribution to the public of such MTN Debentures, and the out-of-pocket expenses of the Dealers, in each case in respect of such underwritten distribution to the public, will be paid by the Dealers.

15.	Notices

15.1

Any notice or other communication to be given hereunder shall, in the case of notice to the Corporation or the Guarantor, be addressed to Bell Canada, 1, Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec, H3E 3B3, Attention: Senior Vice-President and Treasurer (facsimile: (514) 786-3963) and, in the case of notice to the Dealers or a Dealer, as the case may be, be addressed as follows:

Barclays Capital Canada Inc.

Investment Banking

Bay Adelaide Centre

333 Bay Street, Suite 4910

Toronto, Ontario

M5H 2R2

Attention: Alan Mayne

Facsimile: 917-265-0657

- and -

BMO Nesbitt Burns Inc.

100 King Street West

3rd Floor Podium

Toronto, Ontario

M5X 1H3

Attention: Steve Aubé

Facsimile: 416-359-4404

- and -

Casgrain & Company Limited

1200 McGill College, 21st floor

Montreal, Quebec

H3B 4G7

Attention: Roger Casgrain

Facsimile: 514-871-1943

- and -

CIBC World Markets Inc.

161 Bay Street, 5th Floor

Brookfield Place

Toronto, Ontario

M5J 2S8

Attention: Susan Rimmer

Facsimile: (416) 594-7760

- and -

Citigroup Global Markets Canada Inc.

123 Front Street West, 19th Floor

Toronto, Ontario

M5J 2M3

Attention: John Hastings

Facsimile: (416) 915-6289

- and -

Desjardins Securities Inc.

25 York Street, 10th Floor

Toronto, Ontario

M5 J 2V5

Attention: Ryan Godfrey

Facsimile: (416) 867-1490

- and -

Merrill Lynch Canada Inc.

181 Bay Street, Suite 400

Toronto, ON

M5J 2V8

Attention: Debt Capital Markets

Facsimile: 416-369-7790

- and -

National Bank Financial Inc.

1155 Metcalfe, Ground Floor

Montréal , Québec

H3B 4S9

Attention: Maxime Brunet, Managing Director, Debt Capital Markets

Facsimile: 514.879.5129

- and -

RBC Dominion Securities Inc.

PO Box 50, 200 Bay Street

2nd Floor, North Tower

Toronto, ON M5J 2W7

Attention: Debt Capital Markets

Facsimile: 416-842-7777

- and -

Scotia Capital Inc.

40 King Street West, 68th Floor

Toronto, ON

M5H 1H1

Attention: Greg Greer

Facsimile: (416) 863-7527

- and -

TD Securities Inc.

TD Tower, 9th Floor

66 Wellington Street West

Toronto, Ontario

M5K 1A2

Attention: Jeremy M.C. Walker, Managing Director-Head of

Communications, Media and Technology, Investment Banking

Facsimile: 416-983-3176

With a copy to Dealers’ Counsel and the Dealers’ U.S. Counsel:

Norton Rose Fulbright Canada LLP

1 Place Ville Marie

Suite 2500

Montréal, Québec H3B 1R1

Attention: Solomon Sananes

Facsimile: (514) 286-5474

- and -

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

Attention: Jason R. Lehner

Facsimile: (646) 848-7974

Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee, shall be transmitted by facsimile, and shall be deemed to be given at the time transmitted or delivered, if transmitted by facsimile or delivered to the recipient on a Business Day (in Montréal) and before 5:00 p.m. (Montréal time) on such Business Day, and otherwise shall be deemed to be given at 9:00 a.m. (Montréal time) on the next following Business Day (in Montréal). Any party may change its address for notice by notice to the other parties hereto given in the manner herein provided.

16.	Purchases as Principal and Underwritings

16.1	The Corporation and the Dealers hereby acknowledge that to the extent the provisions of this Agreement and its schedules do not provide for the terms and conditions applicable to any purchase by a Dealer of the MTN Debentures, as principal, the Corporation and any such Dealer shall agree on the terms and conditions applicable in such circumstances, including without limiting the generality of the foregoing, the fee or commission, payable by the Corporation to any such Dealer, the Settlement Date and liability applicable to purchases by more than one Dealer of MTN Debentures of the same series of MTN Debentures being purchased.

16.2	The Corporation and the Dealers hereby acknowledge that the terms and conditions of this Agreement do not deal with MTN Debentures being underwritten by one or more Dealers.

16.3	The parties hereto acknowledge and agree that in the event any MTN Debentures are to be bought on an underwritten basis for distribution in Canada by one or more of the Dealers, as underwriters, or any other underwriters selected by the Corporation in its sole discretion, the Corporation and the underwriters selected by the Corporation shall execute in connection therewith an underwriting agreement containing usual and customary terms and conditions for offerings in Canada, reasonably satisfactory to the Corporation and the underwriters.

16.4	The parties hereto acknowledge and agree that in the event any MTN Debentures are to be bought on an underwritten basis for distribution in the United States by Dealers, as underwriters, or any other underwriters selected by the Corporation in its sole discretion, the Corporation and the underwriters selected by the Corporation shall execute in connection therewith an underwriting agreement containing usual and customary terms and conditions for offerings in the United States, reasonably satisfactory to the Corporation and the underwriters. The parties hereto acknowledge that any sales of U.S. dollar denominated MTN Debentures for distribution in the United States shall be on an underwritten basis.

17.	Miscellaneous

17.1

The representations, warranties, covenants, indemnities and agreements of the Corporation, the Guarantor and the Dealers contained herein or delivered pursuant hereto shall survive the sale by the Dealers of the MTN Debentures and the Dealers shall be entitled to rely upon the respective representations and warranties of the Corporation and the Guarantor, and the Corporation shall be entitled to rely upon the representations and warranties of the Dealers, contained herein or delivered pursuant hereto notwithstanding any investigation which the Dealers, the Corporation or the Guarantor may undertake or which may be taken on the Dealers’ or the Corporation’s behalf.

17.2	It shall be a condition of the issue and sale of MTN Debentures hereunder that the terms and conditions of the Trust Indenture shall be complied with at the time of each issue and sale of MTN Debentures.

17.3	This Agreement shall be governed by and construed in accordance with the laws of the Province of Québec and Canada applicable therein and each of the parties hereto hereby irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Québec with respect to all matters arising out of or in connection with this Agreement and any of the transactions contemplated herein.

17.4	This Agreement shall not be varied or amended in its terms otherwise than by an express instrument in writing dated subsequent to the date hereof, executed by duly authorized representatives of the parties.

17.5	Except as otherwise provided for herein, this Agreement or any portion hereof shall not be assigned by any party hereto without the express prior written consent of the other parties.

17.6	This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

17.7	The division of this Agreement into recitals, sections and schedules, and the provision of headings for all or any thereof, is for convenience of reference only and shall not affect the meaning of this Agreement.

17.8	The Schedules are by this reference incorporated into and are part of this Agreement as fully as though contained in this Agreement; provided that, wherever any provision of any of the Schedules conflicts with any provision in the body of this Agreement, the provisions of the body of this Agreement shall prevail, except in the case of Schedule C in which case the provisions of Schedule C shall be read together with the body of this Agreement.

17.9	Any references to legislation or a statute in this Agreement includes, unless otherwise indicated, rules and regulations passed or in force pursuant thereto and any amendments thereto or to such rules or regulations from time to time, and any legislation or regulations substantially replacing the same.

17.10	This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and all counterparts together shall constitute one and the same agreement.

(signature pages follow)

If the foregoing is in accordance with your understanding of the terms of the transaction we are to enter into and if such terms are agreed to by you, please signify your acceptance by signing this Agreement (in 11 counterparts) in the place indicated below, in which event this Agreement shall constitute a binding agreement between the Corporation, the Guarantor and the Dealers.

Yours truly,

Barclays Capital Canada Inc.

By:	/s/ Alan S. Mayne
Name: Alan S. Mayne
Title: Managing Director

BMO Nesbitt Burns Inc.

By:	/s/ Steve Aubé
Name: Steve Aubé
Title: Managing Director – Debt Capital Markets

Casgrain & Company Limited

By:	/s/ Stephen McHarg
Name: Stephen McHarg
Title: Vice President and Associate Director

CIBC World Markets Inc.

By:	/s/ Susan Rimmer
Name: Susan Rimmer
Title: Managing Director, Head of Debt Capital Markets, Corporates and Financials

Citigroup Global Markets Canada Inc.

By:	/s/ Grant Kernaghan
Name: Grant Kernaghan
Title: Managing Director

Desjardins Securities Inc.

By:	/s/ Michel Duchesne
Name: Michel Duchesne
Title: Vice President and Director

Merrill Lynch Canada Inc.

By:	/s/ Daljeet Lamba
Name: Daljeet Lamba
Title: Managing Director

National Bank Financial Inc.

By:	/s/ Maxime Brunet
Name: Maxime Brunet
Title: Managing Director, Debt Capital Markets

RBC Dominion Securities Inc.

By:	/s/ Patrick MacDonald
Name: Patrick MacDonald
Title: Managing Director

Scotia Capital Inc.

By:	/s/ Gregory H. Greer
Name: Gregory H. Greer
Title: Managing Director and Head – Debt Capital Markets

TD Securities Inc.

By:	/s/ Stephen Halliday
Name: Stephen Halliday
Title: Managing Director

The foregoing accurately reflects the terms of the transaction we are to enter into and such terms are hereby agreed to by the Corporation as evidenced by the signature of its duly authorized officer as of June 12, 2013.

BELL CANADA

By:	/s/ Paul Stinis
Paul Stinis Senior Vice-President and Treasurer

INTERVENTION

The Guarantor hereby (a) makes the representations and warranties in Section 7.1(f) of this Agreement, (b) acknowledges and accepts the representations, warranties, covenants and agreements of the Dealers in Section 7.3 of this Agreement, (c) agrees to and undertakes the agreements and covenants in Section 7.2 of Schedule C, and (d) agrees to be bound by the terms of the Sections of this Agreement referred to in the immediately preceding clauses (a) through (c), as evidenced by the signature of its duly authorized officer as of June 12, 2013.

BCE INC.

By:	/s/ Paul Stinis
Paul Stinis Senior Vice-President and Treasurer

SCHEDULE A

to a Dealer Agreement dated June 12, 2013

between the Dealers and Bell Canada

OPERATING PROCEDURES

The following outlines the procedures by which the Corporation intends from time to time to sell the MTN Debentures through the Dealers acting as agents of the Corporation pursuant to the Agreement. In the event of the purchase of MTN Debentures by Dealers acting as principals, the applicable operating procedures shall also be those set forth below unless otherwise agreed to by the Corporation and the Dealer(s) purchasing as principal. All operating procedures will be carried out in accordance with the Policy and U.S. Securities Laws. Capitalized terms used herein have the same meanings ascribed thereto in the Agreement, unless otherwise defined herein. These operating procedures shall not apply when the Corporation elects, pursuant to the Agreement, to issue MTN Debentures directly to purchasers.

A.	General

1.	On any morning at the commencement of business, the Corporation may establish, in consultation with the Dealers or any of them for the current Business Day, an appropriate rate and pricing structure for the MTN Debentures to be sold by the Dealers pursuant to the Agreement and the Corporation’s requirement for funds (including the term or terms required and other variable terms and conditions (collectively, the “Other Terms and Conditions”) of the MTN Debentures as permitted by the Canadian Prospectus and the U.S. Prospectus, each as amended and supplemented) to be raised by the sale of the MTN Debentures. At the Corporation’s sole discretion, the rate and pricing structure and requirement for funds so established will be based upon market conditions and the Corporation’s current and prospective fund requirements.

2.	The rate and pricing structure, the Other Terms and Conditions and requirement for funds so established will prevail for each Dealer for and during the Business Day and will not be adjusted unless the Corporation, in its sole and absolute discretion, determines that an adjustment is desirable and notifies each Dealer of the adjustment. The Corporation may consult with the Dealers or any of them concerning the desirability of an adjustment in the rate and pricing structure, the Other Terms and Conditions or in the requirement for funds. Also, a Dealer will advise the Corporation at any time during any Business Day if the Dealer believes an immediate adjustment in the Corporation’s rate and pricing structure, the Other Terms and Conditions or requirement for funds is desirable.

3.	Whenever a Dealer obtains a firm offer to purchase a MTN Debenture at the prevailing rate and pricing structure, at the prevailing Other Terms and Conditions and within the confines of the Corporation’s prevailing requirement for funds, the Dealer will telephone or otherwise contact the Corporation to determine whether the Corporation in fact still requires funds and, if it does, the Corporation will confirm by telephone or otherwise that the Dealer may accept such offer as agent on behalf of the Corporation (with commissions mutually agreed upon by the Dealer and the Corporation) or may acquire the MTN Debenture as principal on terms (including price and commissions) then mutually agreed upon by the Dealer and the Corporation for resale by the Dealer.

4.	Whenever a Dealer obtains a firm offer to purchase a MTN Debenture at other than the prevailing rate and pricing structure and/or not within the confines of the Other Terms and Conditions, and/or not within the confines of the Corporation’s prevailing requirement for funds, the Dealer will inform the Corporation of that offer and will discuss with the Corporation the advisability of accepting that offer prior to accepting that offer.

5.	Unless otherwise agreed to by the Dealer and the Corporation, all orders accepted by the Corporation on a particular day (the “Trade Day”) will be settled on the third Business Day following the Trade Day (the “Settlement Date”).

6.	Any MTN Debenture (a “Book-Entry Only Debenture”) is to be issued in accordance with Part B of these Operating Procedures entitled “Book-Entry Only Debentures”, unless the issuance of MTN Debentures in definitive form (“Certificated Debentures”) is, subject to the provisions of the Trust Indenture, agreed to in advance by the Corporation and the Dealers and so indicated in the applicable Pricing Supplement. Settlement procedures with respect to Book-Entry Only Debentures will be as set forth in such Part B. Settlement procedures with respect to Certificated Debentures will be as set forth in Part C of these operating procedures entitled “Certificated Debentures.”

7.	The Corporation will make all necessary filings of any Canadian Pricing Supplements, any U.S. Pricing Supplements, any Issuer Free Writing Prospectus and other documents required to be filed with the relevant securities regulatory authorities pursuant to the Policy, applicable Canadian Securities Laws and U.S. Securities Laws in connection with the offer and sale of the MTN Debentures and will remit all fees payable to such regulatory authorities.

B.	Book-Entry Only Debentures

1.	Each Book-Entry Only Debenture will be registered in the name of CDS & Co., as nominee for CDS Clearing and Depository Services Inc. (“CDS”), on the debt securities register maintained under the Trust Indenture. The beneficial owner of an interest in the Book-Entry Only Debenture (each, a “Book-Entry Interest”) will designate one or more participants in CDS to act as agent or agents for such owner in connection with the book-entry system maintained by CDS, and CDS will record in book-entry form, in accordance with instructions provided by such participants, a credit balance with respect to such Book-Entry Interest in the account of such participant. The Book-Entry Interest will be recorded through the records of such participants or through the separate records of such participants and one or more indirect participants in CDS, which may include participants and indirect participants in other clearing systems that are participants in CDS, including The Depository Trust Company, Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme.

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2.	The receipt of immediately available funds by the Corporation in payment for Book-Entry Interests and the authentication and issuance of the Book-Entry Only Debenture representing such Book-Entry Interests will constitute “Settlement.”

3.	Settlement procedures with regard to each Book-Entry Only Debenture sold by a Dealer will be as set forth below:

(a)	The Dealer will verbally advise the Corporation of so much of the following information as is available immediately following the acceptance of any offer by the Dealer acting as agent on behalf of the Corporation or acting as principal, and all of the following information (the “Settlement Information”) will be confirmed in writing pursuant to the timetable for Settlement set forth below:

(i)	principal amount and currency of the Book-Entry Interest;

(ii)	in the case of a MTN Debenture with a fixed interest rate, the interest rate and interest payment dates, or in the case of a MTN Debenture with a variable interest rate, the initial interest rate, the interest reset dates, the interest payment dates, the interest rate base, index maturity and spread or spread multiplier, if any, and, if applicable, the minimum interest rate and maximum interest rate;

(iii)	Settlement Date;

(iv)	maturity date;

(v)	price;

(vi)	gross proceeds;

(vii)	spread versus comparable benchmark;

(viii)	Trade Day;

(ix)	FINS Number(s) (the CDS Participant Number(s) of the participant(s) through which the beneficial owner will hold the Book-Entry Interest);

(x)	Dealers’ commission;

(xi)	jurisdiction of sale; and

(xii)	other provisions, if any.

(b)

After receiving the Settlement Information from the Dealer, the Corporation will complete and deliver to the Dealer a Canadian Pricing Supplement relating to the Book-Entry Only Debenture to be sold in accordance with such Settlement Information. The Dealer will deliver the Canadian Prospectus, any amendment and Canadian Prospectus Supplement (including the Canadian Pricing

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Supplement) to the purchaser of each Book-Entry Interest as soon as possible after receipt of the Canadian Pricing Supplement and, to the extent practicable, by the close of business on the Business Day the Canadian Pricing Supplement is delivered by the Corporation and, in any event, at the latest by the end of the first Business Day following the Trade Day, provided that the Corporation has delivered the applicable Pricing Supplement to the Dealer, and provided, however, that deliveries of documents to U.S. Persons shall be as set out in the applicable sections of Schedule C.

(c)	The Corporation will assign an ISIN number and, if requested, a Common Code to the Book-Entry Only Debenture representing such Book-Entry Interests and will forward copies of the Canadian Pricing Supplement(s) to CDS via facsimile or other form of electronic transmission and request activation of the ISIN number and Common Code.

(d)	After receiving all of the Settlement Information from the Dealer(s) participating in the sale of the Book-Entry Only Debenture, the Corporation will communicate via facsimile or other form of electronic transmission, to CDS and to CIBC Mellon Trust Company or any other trustee duly appointed under the Trust Indenture (the “Trustee”), all of the Settlement Information.

(e)	The Corporation will prepare and execute a Book-Entry Only Debenture in the form that has been agreed upon by the Corporation and the Trustee.

(f)	The Trustee will confirm and authenticate the Book-Entry Only Debenture for delivery to CDS on the Settlement Date.

(g)	The Trustee will deliver each Book-Entry Only Debenture to CDS on behalf of the Corporation. The Trustee will provide the Corporation with written confirmation that such delivery has been made. Each Book-Entry Only Debenture delivered to CDS shall be held by CDS in escrow on behalf of the Corporation and the Trustee until such time as CDS receives written confirmation from the Corporation that the purchase price for all MTN Debentures represented by such Book-Entry Only Debenture has been paid in full to the Corporation, which confirmation may be in facsimile form or by electronic mail. Should the purchase price for the MTN Debentures represented by a Book-Entry Only Debenture held in escrow by CDS not be paid in full to the Corporation by 10:00 a.m. on the Settlement Date, the Corporation may request the return of such Book-Entry Only Debenture to the Trustee for cancellation and issue a Book-Entry Only Debenture in replacement thereof representing such number of MTN Debentures for which the purchase price has been received. The replacement Book-Entry Only Debenture shall then be delivered to CDS by the Trustee on behalf of the Corporation, together with written confirmation by the Corporation of payment in full of the purchase price of such MTN Debentures. CDS will not credit a participant’s account with respect to any MTN Debentures until confirmation of payment of the purchase price to the Corporation for such MTN Debentures has been received by CDS.

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(h)	Each Dealer will deliver, by electronic funds transfer or, if permitted by law, bank draft, the amount in respect of such Book-Entry Interest to the designated account of the Corporation for funds available for immediate use, and provide the Corporation with a reference or tracing number in the case of electronic funds transfer.

(i)	The Corporation will deliver to the Dealer’s bank account, by electronic funds transfer, the appropriate commissions.

(j)	The Dealer will confirm the purchase of each Book-Entry Interest to the purchaser thereof by mailing a written confirmation to such purchaser.

For offers accepted by the Corporation (or as provided above, by a Dealer on behalf of the Corporation), Settlement Procedures (a) through (i) above will occur no later than the respective times (Montréal time) listed below:

Settlement Procedure	Time
(a)	9:00 a.m. on the first Business Day following the Trade Day;
(b)-(c)	4:00 p.m. on the first Business Day following the Trade Day;
(d)-(e)-(f)	1:00 p.m. on the second Business Day following the Trade Day;
(g)-(h)-(i)	10:00 a.m. on the Settlement Date.

However, in the event that the Corporation and any Dealer(s) agree that the Settlement Date with respect to the sale of any MTN Debentures shall be later than the third Business Day following the Trade Day, then the time and date for carrying out any of the Settlement Procedures referred to above shall be as agreed to between the Corporation and such Dealer(s).

4.	If Settlement of a Book-Entry Only Debenture is rescheduled or cancelled, the Corporation will deliver to CDS and the Trustee a cancellation message to such effect by no later than 9:30 a.m. (Montréal time) on the Business Day immediately preceding the scheduled Settlement Date. If a Book-Entry Only Debenture is cancelled, the Trustee will mark such Book-Entry Only Debenture “void and cancelled,” and make appropriate entries in its records. The ISIN number assigned to such Book-Entry Only Debenture will, in accordance with ISIN Service Bureau procedures, be cancelled and not reassigned.

C.	Certificated Debentures

1.	The receipt of immediately available funds by the Corporation in payment for Certificated Debentures and the certification and issuance of the Certificated Debentures will constitute “Settlement.”

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2.	Settlement procedures with regard to each Certificated Debenture sold by a Dealer will be as follows:

(a)	The Dealer will verbally advise the Corporation of so much of the following additional information as is available immediately following the acceptance of any offer by the Dealer acting as agent on behalf of the Corporation or acting as principal and all of the following information (the “Settlement Information”) will be confirmed in writing by 1:00 p.m. (Montréal time) on the Business Day following the Trade Day:

(i)	principal amount and currency of the Certificated Debenture;

(ii)	exact name in which the Certificated Debenture is to be registered;

(iii)	exact address of the registered owner and address for payment of principal and interest;

(iv)	splits;

(v)	delivery location;

(vi)	taxpayer identification number of the registered owner; and

(vii)	the information specified in 3(a)(ii), (iii), (iv), (v), (vi), (vii), (viii), (x) and (xi) of Part B above.

(viii)	The information specified above in 2(a)(i), (ii), (iii), (iv), (v), (vi) and (vii) of Part C above will be deemed to be collectively the “Settlement Information” for all purposes in regard to the Certificated Debentures.

(b)	After receiving the Settlement Information from the Dealer, the Corporation will complete and deliver to the Dealer a Canadian Pricing Supplement relating to the Certificated Debentures to be sold in accordance with such Settlement Information. The Dealer will deliver the Canadian Prospectus, as amended and supplemented (including the Canadian Pricing Supplement) to the purchaser as soon as possible after receipt of the Canadian Pricing Supplement and, to the extent practicable, by the close of business on the Business Day the Canadian Pricing Supplement is delivered by the Corporation and, in any event, at the latest by the end of the first Business Day following the Trade Day, provided that the Corporation has delivered the applicable Canadian Pricing Supplement to the Dealer, and provided, however, that deliveries of documents to U.S. Persons shall be as set out in the applicable sections of Schedule C.

(c)	The Corporation will communicate the Settlement Information to the Trustee by 1:00 p.m. (Montréal time) on the second Business Day following the Trade Day.

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(d)	The Trustee will complete and distribute a Certificated Debenture and three photocopies thereof as follows:

(i)	the original Certificated Debenture (which in the case of registered Certificated Debentures will be registered in the name of the registered owner) to the Dealer;

(ii)	copy 1 to the Trustee;

(iii)	copy 2 to the Dealer; and

(iv)	copy 3 to the Corporation.

(e)	No later than 10:00 a.m. (Montréal time) on the Settlement Date or such time on such other date as may be agreed to by the Corporation and the Dealer to be the Settlement Date for the purpose of a specific issuance of a Certificated Debenture, the Trustee will make the Certificated Debenture available at its principal office in any of the cities of Montréal or Toronto against payment by electronic funds transfer, or, if permitted by law, certified cheque or bank draft. The Dealer will arrange to settle the transaction prior to 11:00 a.m. (Montréal time) on the Settlement Date. If the Dealer does not settle the transaction prior to 1:00 p.m. (Montréal time) on the Settlement Date, the transaction will not settle until the next Business Day and the Corporation will be compensated by the Dealer for its cost of funds incurred as a result of the delay in Settlement, as such amount is determined by the Corporation acting reasonably, for the period from but not including the Settlement Date to and including the date the transaction settles.

3.	For each Certificated Debenture, the Dealer will provide the exact address of the registered owner and address for payment of interest.

These operating procedures will be in effect until such time as the Corporation and the Dealers agree that revisions to the procedures are desirable.

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SCHEDULE B

to a Dealer Agreement dated June 12, 2013

between the Dealers and Bell Canada

DUE DILIGENCE

REVIEW PROCESS FOR THE MTN DEBENTURE PROGRAM

Quarterly Review with Senior Management

After the filing of each of the Guarantor’s quarterly unaudited financial statements, representatives of each of the Dealers, Dealers’ Counsel and Dealers’ U.S. Counsel may, at the option of the Dealers, meet with one or more members of the senior management of the Corporation and its counsel to conduct an updated due diligence session with respect to the affairs of the Corporation. This meeting may take the form of a conference call. Prior to the foregoing quarterly due diligence session, Dealers’ Counsel and Dealers’ U.S. Counsel will be entitled to review the minutes of the meetings of the directors, shareholders, audit and other committees of the board of directors, for each such quarter and such other information as Dealers’ Counsel and Dealers’ U.S. Counsel may reasonably request.

Annual Review of Annual Information Form and Annual Financial Statements

After the filing of the Guarantor’s annual information form, representatives of each of the Dealers, the Dealers’ Counsel and the Dealers’ U.S. Counsel may, at their option, meet with members of the senior management of the Corporation and its counsel to conduct an annual due diligence review in conjunction with the filing of the Guarantor’s annual information form. The Dealers, the Dealers’ Counsel and the Dealers’ U.S. Counsel may, at their option, also meet with the auditors of the Guarantor or the Corporation to conduct a due diligence review with respect to the Guarantor’s annual financial information. The auditors of the Guarantor may be asked to provide a comfort letter in form and content acceptable to the Dealers, Dealers’ Counsel and Dealers’ U.S. Counsel, acting reasonably, in the circumstances contemplated by Section 6(f) of the Agreement. Prior to the foregoing annual due diligence session, Dealers’ Counsel and the Dealers’ U.S. Counsel will be entitled to review the minutes of the meetings of the directors, shareholders, audit and other committees of the board of directors, for such period and such other information as Dealers’ Counsel and the Dealers’ U.S. Counsel may reasonably request.

Review of Material Change Reports

At the option of the Dealers, as soon as possible after the issuance of a news release relating to a material change and the filing of the related material change report, excluding confidential material change reports, the Corporation will meet with representatives of the Dealers, Dealers’ Counsel and Dealers’ U.S. Counsel (which meeting may be held by means of a conference call) to discuss the subject matter of the material change report so that the Dealers can be satisfied that the material change report which has been incorporated by reference into the Canadian Prospectus and the U.S. Prospectus adequately discloses all material facts relating to the material change.

Other

Upon any reasonable request of the Dealers, the Dealers, Dealers’ Counsel and Dealers’ U.S. Counsel may have a telephone conference call or meeting with one or more members of the senior management of the Corporation and its counsel to conduct an updated due diligence session with respect to the affairs of the Corporation.

The Corporation will permit the Dealers’ Counsel and the Dealers’ U.S. Counsel to review all material change reports (excluding confidential material change reports) and to conduct such other due diligence review as may be reasonably requested by the Dealers, Dealers’ Counsel or and the Dealers’ U.S. Counsel or any of such parties.

The Corporation agrees to notify promptly the Dealers if it becomes aware of a change or a proposed change in the credit ratings of the MTN Debentures or Debt Securities unless the Corporation shall have determined that a No Trading Period exists as a result of a change or proposed change in the credit ratings of the MTN Debentures or Debt Securities.

In the event the Corporation cannot rely on the “credit supporter” exemption set forth in section 13.4 of NI 51-102 or an equivalent exemption, then the references to the Guarantor and its documents and auditors in this Schedule B shall be replaced with references to the Corporation, its documents and auditors.

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SCHEDULE C

to a Dealer Agreement dated June 12, 2013

between the Dealers and Bell Canada

In connection with the offer and sale of any non-U.S. dollar denominated MTN Debentures in the United States and delivery of any U.S. Prospectus, U.S. Prospectus Supplement, U.S. Pricing Supplement or other documentation related thereto, the provisions set forth in this Schedule C shall apply in addition to the other provisions contained in the Dealer Agreement and shall be deemed to be part of the Dealer Agreement to the same extent as if such provisions had been set forth in full in the referenced sections therein.

Unless otherwise defined herein, all terms used herein have the meanings given to them in the Dealer Agreement.

3.	Distribution of MTN Debentures

3.1	Unless otherwise advised in writing by the Corporation, for purposes of Section 3 of the Dealer Agreement, the Dealers shall be entitled to assume that no stop order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose has been initiated or threatened by the SEC.

6.	Delivery of Prospectus and Related Documents

6.1	The Corporation shall deliver or cause to be delivered to the Dealers, the Dealers’ Counsel and the Dealers’ U.S. Counsel the documents set out below at the respective times indicated:

(a)	as soon as they are available, the Corporation agrees to furnish the Dealers, without charge, as many copies of the U.S. Prospectus, any U.S. Prospectus Supplement and any U.S. Pricing Supplement and any other document constituting part of the Disclosure Package, including copies of any documents incorporated, or containing information incorporated, by reference therein, as the Dealers may reasonably require, without charge, in the City of New York, New York.

7.	Representations, Warranties, Covenants and Agreements

7.1	In addition to the representations in Section 7 of the Dealer Agreement that are applicable to MTN Debentures sold in the United States, the Corporation’s delivery to the Dealers of the U.S. Prospectus, the U.S. Prospectus Supplement, any U.S. Pricing Supplement or the Disclosure Package and the Corporation’s sale through the Dealers of any MTN Debentures in the United States shall constitute a representation and warranty by the Corporation to the Dealers that:

(a)	the Trust Indenture has been duly qualified under the United States Trust Indenture Act of 1939 (the “Trust Indenture Act”);

(b)	neither the Corporation nor any of its Subsidiaries nor, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the FCPA, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Corporation, its Subsidiaries and, to the knowledge of the Corporation, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith. “FCPA” means Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder;

(c)	the operations of the Corporation and its Subsidiaries are and have been conducted at all times in compliance with any applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related rules or regulations issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened;

(d)	neither the Corporation nor any of its Subsidiaries nor, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its Subsidiaries is currently the target of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Corporation will not use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently the target of any U.S. sanctions administered by OFAC;

(e)	the Corporation meets the requirements for use of Form F-10; the Registration Statement has been declared effective by the SEC and no stop order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose has been initiated or threatened by the SEC;

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(f)	each part of the Registration Statement, and each of the U.S. Prospectus and the U.S. Prospectus Supplement, as amended or supplemented (excepting any information contained therein provided by or relating solely to the Dealers), as at the date of such delivery, the Closing Date, the Applicable Time and the Issue Closing Date for such MTN Debentures will comply in all material respects with the provisions of the U.S. Securities Laws and the Trust Indenture Act and the rules and regulations of the SEC thereunder;

(g)	the U.S. Prospectus conformed as of the date of effectiveness of the Registration Statement to the Canadian Prospectus, the U.S. Prospectus Supplement conformed as of its date to the Canadian Prospectus Supplement, and any U.S. Pricing Supplement will conform to the equivalent Canadian Pricing Supplement, if any, as of the Applicable Time and the Issue Closing Date for such MTN Debentures, except in each case for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC;

(h)

(i) each part of the Registration Statement, when such part became effective, did not contain and, with respect to each issue of MTN Debentures in the United States, each such part, as amended or supplemented as of the date of any applicable U.S. Pricing Supplement, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) the U.S. Prospectus does not contain and, as amended or supplemented, as of the date of such amendment or supplement, the Closing Date and, with respect to each issue of MTN Debentures in the United States, the date of any applicable U.S. Pricing Supplement and the Issue Closing Date for such MTN Debentures, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; (iii) with respect to each issue of MTN Debentures in the United States, the Disclosure Package, as of the Applicable Time, will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading; and (iv) with respect to each such issue of MTN Debentures, any Issuer Free Writing Prospectus relating to such MTN Debentures, will not conflict (except to the extent that such conflict is a modification of or supersedes previous information) with the information contained in the Registration Statement, including any document incorporated therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified and taken together with the Disclosure Package as of the Applicable Time, will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the

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statements therein, in the light of the circumstances under which they are made, not misleading; provided, however, that the foregoing representations and warranties shall not apply to statements or omissions from any such document in reliance upon and in conformity with information furnished in writing to the Corporation by a Dealer expressly for use therein;

(i)	each document filed or to be filed with the SEC and incorporated by reference in the U.S. Prospectus or the Disclosure Package, complied or will comply when so filed in all material respects with the requirements of the U.S. Securities Act and the U.S. Exchange Act and the applicable rules and regulations of the SEC thereunder, and when read together and with the other information in the Registration Statement, the U.S. Prospectus, the U.S. Prospectus Supplement and the Disclosure Package, (i) at the time the Registration Statement became effective, (ii) as of the Closing Date (iii) at the Applicable Time for any issue of such MTN Debentures and (iii) as of the Issue Closing Date of such MTN Debentures did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading; provided, however, that the foregoing representations and warranties shall not apply to statements or omissions from any such document in reliance upon and in conformity with information furnished in writing to the Corporation by a Dealer expressly for use therein; and

(j)	the Corporation is not an “ineligible issuer” in connection with the offering of MTN Debentures pursuant to Rule 164 under the U.S. Securities Act; and each Issuer Free Writing Prospectus that the Corporation has filed or is required to file pursuant to Rule 433(d) under the U.S. Securities Act complies or will comply, in all material respects, with the requirements of the U.S. Securities Act and the applicable rules and regulations of the SEC thereunder.

7.2	The Corporation and the Guarantor hereby covenant and agree with each Dealer:

(a)

(i) to make no amendment or supplement (other than an amendment or supplement as a result of the Corporation’s or the Guarantor’s filing of a report under the U.S. Exchange Act) to the Registration Statement, the U.S. Prospectus or the Disclosure Package after the date on which any Dealer has agreed to purchase or solicit offers to purchase MTN Debentures in the United States and prior to the Issue Closing Date relating to such MTN Debentures without the consent of the Dealers, such consent not to be unreasonably withheld; (ii) to prepare, with respect to a particular offering of MTN Debentures to be sold by the Corporation through or to such Dealers pursuant to this Agreement, a U.S. Prospectus Supplement, U.S. Pricing Supplement or a Term Sheet with respect to

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such MTN Debentures in a form previously approved by such Dealers and to file such U.S. Prospectus Supplement, U.S. Pricing Supplement or Term Sheet pursuant to General Instruction II.L of Form F-10 or Rule 433(d) under the U.S. Securities Act within the time required by such rule; (iii) to make no amendment or supplement to the Registration Statement or the U.S. Prospectus (other than an amendment or supplement as a result of filings by the Corporation or the Guarantor under the U.S. Exchange Act and other than the filing of prospectuses, preliminary prospectuses, preliminary prospectus supplements, free-writing prospectuses and other documents pursuant to General Instruction II.L of Form F-10 or Rule 433 under the U.S. Securities Act relating to securities other than the MTN Debentures purchased through or by such Dealers), at any other time prior to having afforded each Dealer a reasonable opportunity to review it; and (iv) to file promptly all other material required to be filed by the Corporation with the Securities Commissions or with the SEC pursuant to Rule 433(d) under the U.S. Securities Act; to file promptly all reports or information statements required to be filed by the Corporation or the Guarantor with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the U.S. Exchange Act for so long as the delivery of a prospectus is required in connection with the offering or sale of the MTN Debentures, and during such same period to advise such Dealers, promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the U.S. Prospectus has been filed, or transmitted for filing to, the Securities Commissions or the SEC, of the issuance by the Securities Commissions or the SEC of any stop order or of any order preventing or suspending the use of any prospectus relating to the MTN Debentures, of the suspension of the qualification of the MTN Debentures for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the SEC for the amending or supplementing of the Registration Statement or the U.S. Prospectus or for additional information; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any such prospectus or suspending any such qualification, to use promptly its commercially reasonable efforts to obtain its withdrawal;

(b)

if, at any time when a prospectus relating to the MTN Debentures (or in lieu thereof, the notice referred to in Rule 173(a) under the U.S. Securities Act) is required to be delivered under the U.S. Securities Act, any event occurs as a result of which the U.S. Prospectus, the U.S. Prospectus Supplement or the Disclosure Package, each as then supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend the Registration Statement or supplement the U.S. Prospectus, the U.S. Prospectus Supplement or the Disclosure Package to comply with the U.S. Securities Laws, the Corporation and the Guarantor

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promptly will (i) notify the Dealers of such event, (ii) prepare and file with the SEC, subject to Section 7.2(a), an amendment or supplement which will correct such statement or omission or effect such compliance and (iii) supply any supplement to the U.S. Prospectus, the U.S. Prospectus Supplement or the Disclosure Package to the Dealers in such quantities as they may reasonably request;

(c)	to cooperate with the Dealers, Dealers’ Counsel and Dealers’ U.S. Counsel to qualify or register the MTN Debentures for sale under (or obtain exemptions from the application of) the state securities or blue sky laws of those jurisdictions designated by the Dealers and to comply with such laws and continue such qualifications, registrations and exemptions in effect so long as required for the distribution of the MTN Debentures; provided the Corporation shall not be required to qualify to transact business or to take any action that would subject it to general service of process in any such jurisdiction where it is not presently qualified or where it would be subject to taxation as a foreign business; and provided, further, that the Corporation and the Dealers agree that all sales of MTN Debentures in the United States shall only be made to institutions that satisfy applicable state registration exemptions;

(d)	that unless it obtains the prior written consent of the Dealers, it will not make any offer relating to the MTN Debentures that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” as defined in Rule 405 under the U.S. Securities Act required to be filed with the SEC; and consents to the use by any Dealer of a free writing prospectus that (a) is not an Issuer Free Writing Prospectus, or (b) contains only (i) information describing the preliminary terms of the MTN Debentures or their offering, (ii) information permitted by Rule 134 under the U.S. Securities Act or (iii) information that describes the final terms of the MTN Debentures or their offering and that is included in the Disclosure Package;

(e)	to timely file such reports pursuant to the U.S. Exchange Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide the benefits contemplated by, the last paragraph of Section 11(a) of the U.S. Securities Act;

(f)	that the Corporation and the Guarantor shall not be required to qualify to transact business or to take any action that would subject it to general service of process in any jurisdiction where it is not presently qualified or where it would be subject to taxation as a foreign business; and

(g)	that all sales of MTN Debentures in the United States shall only be made to institutions that satisfy applicable state securities registration exemptions.

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7.3	(a) Each Dealer represents and warrants to, and agrees with, the Corporation, the Guarantor and each other Dealer that it has not made, and will not make, any offer relating to the MTN Debentures that would constitute a “free writing prospectus” (as defined in Rule 405 under the U.S. Exchange Act) without the Corporation’s written consent.

(b) Each Dealer represents and warrants that it will deliver the U.S. Prospectus (as it may be amended from time to time), a U.S. Prospectus Supplement, a Term Sheet or a U.S. Pricing Supplement to the purchasers in accordance with applicable U.S. Securities Laws.

9.	Indemnification

9.1	The Corporation shall indemnify and save each Dealer, and each Dealer’s directors, officers, employees, agents, affiliates and controlling persons (each an “Indemnified Person”), harmless against and from all liabilities, claims, demands, losses (other than losses of profit), costs, damages (other than consequential damages) and expenses to which the Indemnified Person may be subject or which the Indemnified Person may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(a)	any untrue statement or alleged untrue statement of a material fact (except an untrue statement which is based upon information relating solely to the Dealers and furnished to the Corporation by the Dealers, the Dealers’ Counsel or the Dealers’ U.S. Counsel expressly for inclusion in the U.S. Prospectus) contained in the Registration Statement (or any amendment thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included in the U.S. Prospectus, any U.S. Prospectus Supplement, Issuer Free Writing Prospectus, U.S. Pricing Supplement or the Disclosure Package (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(b)

any order made or any inquiry, investigation or other proceeding commenced or threatened by any one or more securities commissions (not based upon the activities or the alleged activities of the Dealers or their banking or selling group members, if any) based upon any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Dealers and furnished to the Corporation by the Dealers, the Dealers’ Counsel or the Dealers’ U.S. Counsel expressly for inclusion in the U.S. Prospectus) contained in the Registration Statement, the U.S. Prospectus, any U.S. Prospectus Supplement, Issuer Free Writing Prospectus, U.S. Pricing

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Supplement or the Disclosure Package (or any amendment or supplement thereto), including the documents incorporated therein by reference, preventing or restricting the trading or distribution of the MTN Debentures in the United States; or

(c)	the Corporation not complying with any requirement under the U.S. Securities Laws in connection with the distribution of the MTN Debentures in the United States.

9.2	Each Dealer shall be entitled, as trustee, to enforce the obligations contained herein on behalf of any other parties entitled to indemnity hereunder.

9.3	If any claim contemplated by Section 9.1 shall be asserted against any Indemnified Person such Indemnified Person shall notify the Corporation as soon as possible of the nature of such claim and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Corporation and acceptable to the Indemnified Person acting reasonably and that no settlement may be made by the Corporation or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by Section 9.1 if:

(a)	the Indemnified Person has been advised in writing by counsel that there may be a conflict of interest in having the Indemnified Person represented by the same counsel as the Corporation or that there may be a reasonable legal defence available to the Indemnified Person which is different from or additional to a defence available to the Corporation (in which case the Corporation shall not have the right to assume the defence of such proceedings on the Indemnified Person’s behalf);

(b)	the Corporation shall not have taken the defence of such proceedings and employed counsel within ten Business Days after notice of commencement of such proceedings; or

(c)	the employment of such counsel has been authorized in writing by the Corporation in connection with the defence of such proceeding;

and, in any such event, the reasonable fees and expenses of such Indemnified Person’s counsel (on a solicitor and his client basis) shall be paid by the Corporation, provided that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

9.4	Each Dealer shall indemnify and save each of the Corporation and its directors, officers, employees, agents and controlling persons harmless against and from all

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liabilities, claims, demands, losses (other than losses of profit), costs, damages (other than consequential damages) and expenses which it may suffer, but only with reference to written information furnished to the Corporation by or on behalf of such Dealer specifically for use in the Registration Statement, the U.S. Prospectus, any U.S. Prospectus Supplement, any U.S. Pricing Supplement, any Term Sheet or any Issuer Free Writing Prospectus.

9.5	If the indemnification provided for in Section 9.1 is for any reason unavailable to or insufficient to hold harmless an Indemnified Person in respect of any liabilities, claims, demands, losses, costs, damages or expenses referred to therein, then each indemnifying person shall contribute to the aggregate amount of such liabilities, claims, demands, losses, costs, damages or expenses incurred by such Indemnified Person, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Dealers on the other hand from the offering of the particular series of MTN Debentures giving rise to such claim pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Corporation on the one hand and of the Dealers on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

(a)	The relative benefits received by the Corporation on the one hand and the Dealers on the other hand in connection with the offering of a particular series of MTN Debentures pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from such offering of the MTN Debentures pursuant to this Agreement (before deducting expenses, but net of the total underwriting discount and commissions received by the Dealers) received by the Corporation and the total underwriting discount and commissions received by the Dealers, in each case as set forth in the related U.S. Pricing Supplement or elsewhere in the related Disclosure Package.

(b)	The relative fault of the Corporation on the one hand and the Dealers on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Corporation or by the Dealers and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(c)

The Corporation and the Dealers agree that it would not be just and equitable if contribution pursuant to this Section 9.5 were determined by pro rata allocation (even if the Dealers were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section. The

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aggregate amount of liabilities, claims, demands, losses, costs, damages or expenses incurred by an Indemnified Person and referred to above in this Section shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Person in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

(d)	Notwithstanding the provisions of this Section 9.5, no Dealer shall be required to contribute any amount in excess of the amount by which (i) the total price at which the MTN Debentures purchased by such Dealer and distributed to the public were offered to the public exceeds (ii) the amount of any damages which such Dealer has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission.

(e)	No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(f)	For purposes of this Section 9.5, each person, if any, who controls a Dealer within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act shall have the same rights to contribution as such Dealer, and each director of the Corporation, each officer of the Corporation who signed the Registration Statement, and each person, if any, who controls the Corporation within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act shall have the same rights to contribution as the Corporation. The Dealers’ respective obligations to contribute pursuant to this Section are in proportion to the principal amount of MTN Debentures set forth opposite their respective names in any applicable underwriting agreement jointly and not solidary.

18.	Additional Closing Condition in Connection with Sales in the United States

In respect of each sale of MTN Debentures in the United States, the several obligations of the Dealers hereunder are subject to the following condition:

(a)	delivery to the Dealer(s) at the Issue Closing Date, dated such date, for such MTN Debentures (a) a Corporation’s Counsel Opinion substantially in the form set forth on Schedule D-3 hereto and (b) a Guarantor’s Counsel Opinion substantially in the form set forth on Schedule D-3 hereto;

(b)	delivery to the Dealer(s) at the Issue Closing Date for such MTN Debentures of a letter from each of the Corporation’s U.S. Counsel

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substantially in the form set forth on Schedule D-4 hereto and the Dealers’ U.S. Counsel that shall state that no facts have come to such counsel’s attention which lead counsel to believe that (i) the Registration Statement, as of the date of the U.S. Pricing Supplement, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Disclosure Package, as of the Applicable Time, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (iii) the U.S. Prospectus, as supplemented by the U.S. Prospectus Supplement and the U.S. Pricing Supplement, as of the date of the U.S. Pricing Supplement and as of the Issue Closing Date, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

(c)	delivery to the Dealer(s) of a Comfort Letter at such time or times as the Corporation and the Dealer(s) may agree in connection with a particular distribution of MTN Debentures; and

(d)	a certificate dated the Issue Closing Date signed on the Corporation’s behalf by any one of the Chief Executive Officer, the Chief Financial Officer or the Treasurer of the Corporation or such other officer of the Corporation as may be acceptable to the Dealers, addressed to the Dealers to the effect that to the best of the knowledge and belief of the person so signing, without personal liability, after having made due inquiry:

(i)	since the date of the Disclosure Package:

(x)	there has not been any material adverse change, financial or otherwise, in the condition of the Corporation and its Subsidiaries on a consolidated basis and taken as a whole;

(y)	there have been no transactions entered into by the Corporation or any of its Subsidiaries out of the ordinary course of business which are material to the Corporation and its Subsidiaries on a consolidated basis and taken as a whole; and

(z)	to the knowledge of the Corporation, there are no actions, suits or proceedings pending or threatened against or affecting the Corporation or any of its Subsidiaries at law or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially and adversely affect the Corporation and its Subsidiaries on a consolidated basis and taken as a whole;

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(ii)	the Corporation and its Subsidiaries have no contingent liabilities other than in the ordinary course of business which are material to the Corporation and its Subsidiaries on a consolidated basis and taken as a whole and which are not disclosed in the Disclosure Package or the U.S. Prospectus Supplement or in the documents supplied to or filed with the Securities Commissions and the SEC deemed to be incorporated by reference in the U.S. Prospectus, each as amended or supplemented;

(iii)	no default exists under any trust instrument or agreement securing or otherwise relating to the indebtedness of the Corporation and any of its Subsidiaries which is material to the Corporation and its Subsidiaries on a consolidated basis and taken as a whole; and

(iv)	the representations and warranties of the Corporation as of the date of the Disclosure Package to a Dealer are, to the extent applicable, true and correct as of the Issue Closing Date.

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Schedule D

Forms of Opinion

Schedule D-1

Form of Opinion - Mr. Michel Lalande (Closing of MTN Program)

-D2-

—, 2013

—

(collectively, the “Dealers”)

Re:	Bell Canada - MTN Debenture Program

Dear Sirs/Mesdames:

I, Michel Lalande, am Senior Vice-President – General Counsel of BCE Inc. (“BCE”) and Bell Canada and have acted as such in connection with the proposed issue, offer and sale by Bell Canada of up to $4,000,000,000 in aggregate principal amount of debt securities in one or more series (the “Debt Securities”), including the proposed offer and sale by Bell Canada of a series thereof known and designated as MTN Debentures unconditionally guaranteed as to payment of principal, interest and other payment obligations by BCE (the “MTN Debentures”), from time to time during the 25-month period the Final Prospectus (as defined below) remains valid (the “Offering”), directly to the public, or to or through the Dealers pursuant to the dealer agreement dated —, 2013 between Bell Canada and the Dealers, to which BCE intervened (the “Dealer Agreement”).

This opinion is being provided to you pursuant to Sections 8.1(b) and 8.2 of the Dealer Agreement. Capitalized terms used in this opinion letter, unless otherwise defined herein, shall have the meanings ascribed thereto in the Dealer Agreement.

In connection with the opinions expressed below, I have examined the following documents:

(a)	the Bell Canada Act of the Parliament of Canada, the Certificate and Articles of Amalgamation of Bell Canada dated January 1, 2007 and the Certificate and Articles of Arrangement of Bell Canada dated January 25, 2007, the by-laws and certain administrative resolutions of and certificates relating to Bell Canada;

(b)	the Certificate and Articles of Amalgamation of BCE dated August 1, 2004, the Certificate and Articles of Arrangement of BCE dated July 10, 2006, the Certificate and Articles of Amendment of BCE dated January 25, 2007 and the Certificate and Articles of Amendment of BCE dated June 29, 2011, the by-laws and certain administrative resolutions and certificates relating to BCE;

(c)

a certified copy of a resolution of the Board of Directors of Bell Canada dated October 22, 1997 delegating to certain officers of Bell Canada the authority to approve the form and content of, and the execution of, the Original Indenture (as defined below) and amendments thereto, a Determination of Officers dated November 28, 1997 approving

-D3-

the form and content of, and the execution of, the Original Indenture in its final form and an Officers’ Certificate dated July 12, 1999 approving the form and content of, and the execution of, the First Supplemental Indenture (as defined below);

(d)	a certified copy of a resolution adopted by the Board of Directors of Bell Canada on December 11, 2006 authorizing and approving, inter alia, (i) the simplification of Bell Canada’s structure, and (ii) all agreements necessary or appropriate to give effect thereto;

(e)	a certified copy of a resolution adopted by the Board of Directors of BCE on December 11, 2006 authorizing and approving, inter alia, (i) the guarantee of Bell Canada’s public debt obligations, and (ii) any supplemental indentures;

(f)	a certified copy of a resolution adopted by the Board of Directors of Bell Canada on December 11, 2012 (the “December 11, 2012 Bell Resolution”), authorizing and approving, inter alia, the creation, issue, offer and sale, from time to time, on or prior to December 31, 2013, of a maximum amount of debt securities consisting of debentures, notes and/or other unsecured evidences of indebtedness in one or more series or other instruments (the “Debt Securities”), including the MTN Debentures;

(g)	a certified copy of a resolution adopted by the Board of Directors of Bell Canada on May 9, 2013 (the “May 9, 2013 Bell Resolution”), authorizing and approving, inter alia, (i) the appointment of a financing committee of the Board of Directors (the “Bell Financing Committee”); (ii) the creation, issue, offer and sale during a 25-month period of up to $4,000,000,000 of Debt Securities, including the MTN Debentures, subject to the terms and conditions thereof being determined and approved by the Bell Financing Committee, until the termination of the authorization set forth under the terms of the December 11, 2012 Bell Resolution and, subsequently, by the Board of Directors of Bell Canada or by a new financing committee to be appointed, and pursuant to powers to be delegated to it, at a later date by the Board of Directors of Bell Canada; (iii) the form of the preliminary short form base shelf prospectus of Bell Canada subsequently filed on and dated May 10, 2013 (the “Preliminary Prospectus”), the form of the final short form base shelf prospectus of Bell Canada subsequently filed on and dated May 17, 2013 (the “Final Prospectus”) and the form of the prospectus supplement of Bell Canada subsequently filed on and dated —, 2013 to the Final Prospectus (the “Prospectus Supplement” and, together with the Preliminary Prospectus and the Final Prospectus, the “Prospectus”); (iv) the form of the registration statement on Form F-10 of Bell Canada subsequently filed on and dated May 10, 2013 and amendments to such registration statement including the amended registration statement on Form F-10 of Bell Canada subsequently filed on and dated May 17, 2013 (collectively, the “Registration Statement”); and (v) Bell Canada to enter into the Dealer Agreement, and certain other matters, and delegating certain powers (x) to certain Authorized Persons (as defined in the May 9, 2013 Bell Resolution) for the purposes of the approval and filing of the final form of the Prospectus and Registration Statement and (y) to certain Designated Persons (as defined in the May 9, 2013 Bell Resolution) for the purposes of execution of the Dealer Agreement;

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(h)	a certified copy of a resolution adopted by the Board of Directors of BCE on May 9, 2013, authorizing and approving, inter alia, (i) the form of the Prospectus, the form of the Prospectus Supplement and the form of the Registration Statement and (ii) BCE to enter into the Dealer Agreement;

(i)	certificates of Authorized Persons of Bell Canada and BCE dated May 10, 2013, May 17, 2013 and —, 2013 approving, respectively, the Preliminary Prospectus and Registration Statement, the Final Prospectus and Amendment No. 1 to the Registration Statement and the Prospectus Supplement;

(j)	the trust indenture dated as of November 28, 1997 between Bell Canada and CIBC Mellon Trust Company, as trustee (the “Trustee”), providing for the creation and issue of debt securities (the “Original Indenture”), as supplemented by the first supplemental trust indenture to the Original Indenture dated as of July 12, 1999 between Bell Canada and the Trustee (the “First Supplemental Indenture”) and the second supplemental trust indenture to the Original Indenture dated as of February 1, 2007 between Bell Canada, BCE and the Trustee (the “Second Supplemental Indenture” and, collectively with the Original Indenture and the First Supplemental Indenture, the “Indenture”);

(k)	the Prospectus and the documents incorporated therein by reference, all in the English and French versions, and the Registration Statement; and

(l)	the Dealer Agreement.

I have further examined such corporate records, certificates and other documents and have made such other enquiries as I have considered necessary or appropriate for the purposes of the opinions hereinafter set forth. In such examinations, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals and the conformity to authentic or original documents of all documents submitted to me as certified, conformed or photostatic copies or facsimiles thereof.

I am qualified to practice law only in the Province of Québec and the opinions herein expressed are based solely on, and are limited to, the laws of the Province of Québec and the federal laws of Canada applicable therein.

Based upon and relying on the foregoing and subject to the assumptions, qualifications and limitations set forth herein, I am of the opinion that:

1.	each of Bell Canada and BCE has been incorporated and is existing under the laws of Canada, has not been dissolved and has the corporate power and capacity to (i) carry on its business as it is now being conducted, (ii) own or lease its material properties and assets, and (iii) execute, deliver and perform its obligations under each of the Dealer Agreement and the Indenture;

2.	each of Bell Canada and BCE is registered under an Act respecting the Legal Publicity of Enterprises (Québec) (the “Publicity Act”) and is not in default under the Publicity Act;

-D5-

3.	Bell Canada has authorized the creation, issue and sale of the MTN Debentures, subject to the terms and conditions thereof being determined and approved at a later date by the Bell Financing Committee, until the termination of its delegated authority and, subsequently, by the Board of Directors of Bell Canada or by a new financing committee to be appointed, and pursuant to powers to be delegated to it, at a later date by the Board of Directors of Bell Canada;

4.	the Prospectus, in both the French and English languages, and the Registration Statement, the execution of the Preliminary Prospectus, the Final Prospectus and the Registration Statement on behalf of Bell Canada and BCE, and the filing of the Prospectus, in both the French and English languages, with the securities regulatory authorities of all the provinces of Canada and of the Registration Statement in the United States have been approved and authorized by all necessary corporate action on behalf of Bell Canada and BCE, and the Preliminary Prospectus and the Final Prospectus, in both the French and English languages, and the Registration Statement have been duly executed on behalf of Bell Canada and BCE;

5.	each of the Original Indenture and the First Supplemental Indenture has been authorized, executed and delivered by Bell Canada;

6.	each of the Dealer Agreement and the Second Supplemental Indenture has been authorized, executed and delivered by each of Bell Canada and BCE; and

7.	neither the creation nor the issue of the MTN Debentures, nor the sale thereof in accordance with the Dealer Agreement, conflict with, result in a breach of, or constitute a default under the terms of (i) the articles or by-laws of each of Bell Canada and BCE, or (ii) any indenture or other agreement or instrument known to the undersigned and to which either of Bell Canada or BCE is a party, except for covenants contained in certain trust indentures and other agreements to which Bell Canada or BCE is a party that may restrict the creation, issue and/or sale of debt securities (or other indebtedness) if certain debt incurrence or maintenance tests are not satisfied, or (iii) any order, rule or regulation known to the undersigned and applicable to Bell Canada or BCE of any federal or provincial administrative agency or governmental body.

This opinion is given as of the date hereof, and I express no opinion in connection with the foregoing consequent upon the amendment to or coming into force of any law, regulation, decree, order, ruling or administrative practice after the date hereof. I undertake no, and hereby expressly disclaim any, obligation to advise you of any change with respect to any of the matters set forth herein.

-D6-

This opinion is intended solely for the use of the persons to whom it is addressed, and only in connection with the proposed Offering. It is not to be transmitted to any other person nor is it to be relied upon by any other person or for any other purpose, nor quoted from or referred to in any other document, without my prior written consent.

Yours truly,

Michel Lalande
Senior Vice-President - General Counsel
BCE Inc. and Bell Canada

-D7-

Form of Opinion – Stikeman Elliott LLP (Closing of MTN Program)

-D8-

—, 2013

BELL CANADA

-and-

BCE INC.

-and-

—

(collectively, the “Dealers”)

Re:	Bell Canada - MTN Debentures Program

Dear Sirs/Mesdames:

We have acted as counsel in the provinces of Québec, Ontario, Alberta and British Columbia (the “Provinces”) to Bell Canada and BCE Inc. (“BCE” or the “Guarantor”) in connection with the proposed issue, offer and sale by Bell Canada of up to $4,000,000,000 in aggregate principal amount of debt securities in one or more series including the proposed offer and sale by Bell Canada of a series thereof known and designated as MTN Debentures unconditionally guaranteed as to payment of principal, interest and other payment obligations by BCE (the “MTN Debentures”), from time to time during the 25-month period the Final Prospectus (as defined below) remains valid (the “Offering”), directly to the public, or to or through the Dealers pursuant to the dealer agreement dated —, 2013 between Bell Canada and the Dealers, to which the Guarantor intervened (the “Dealer Agreement”).

This opinion is being provided to you pursuant to Sections 8.1(b) and 8.2 of the Dealer Agreement. Capitalized terms used in this opinion letter, unless otherwise defined herein, shall have the meanings ascribed thereto in the Dealer Agreement.

In connection with the opinions expressed below, we have participated in the preparation of and/or have examined original copies, or copies certified or otherwise identified to our satisfaction, of:

(a)	the Dealer Agreement;

(b)

the trust indenture dated as of November 28, 1997 between Bell Canada and CIBC Mellon Trust Company, as trustee (the “Trustee”) providing for the creation and issue of debt securities (the “Original Indenture”), as supplemented by the first supplemental trust indenture to the Original Indenture dated as of July 12, 1999 between Bell Canada and the Trustee (the “First Supplemental Indenture”) and the second supplemental trust

-D9-

indenture to the Original Indenture dated as of February 1, 2007 between Bell Canada, BCE and the Trustee (the “Second Supplemental Indenture” and, collectively with the Original Indenture and the First Supplemental Indenture, the “Indenture”);

(c)	a specimen of the “Form of Physical Securities” and of the “Form of Global Certificate” attached as schedules A and B of the First Supplemental Indenture, including the terms and conditions of the MTN Debentures set forth therein;

(d)	the preliminary short form base shelf prospectus of Bell Canada dated May 10, 2013 (the “Preliminary Prospectus”), the final short form base shelf prospectus of Bell Canada dated May 17, 2013 (the “Final Prospectus”) and the prospectus supplement of Bell Canada dated —, 2013 to the Final Prospectus (the “Prospectus Supplement” and, together with the Preliminary Prospectus and the Final Prospectus, the “Prospectus”) which has been filed with the securities commissions and similar regulatory authorities (the “Securities Commissions”) in each of the provinces of Canada (the “Qualifying Jurisdictions”);

(e)	the decision documents for the Preliminary Prospectus and the Final Prospectus dated May 10, 2013 and May 17, 2013, respectively, issued by the Autorité des marchés financiers (the “AMF”), as principal regulator under Multilateral Instrument 11-102 – Passport System (“MI 11-102”) and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (“NP 11-202”), (i) evidencing the receipts of the AMF, as principal regulator under MI 11-102 and NP 11-202, (ii) evidencing the receipt of the Ontario Securities Commission (the “OSC”) further to the OSC’s indication on the System for Electronic Document Analysis and Retrieval (“SEDAR”) that it is clear to receive final materials in accordance with NP 11-202, and (iii) representing the deemed receipts of the other Securities Commissions in accordance with MI 11-102, for the Preliminary Prospectus and the Final Prospectus; and

(f)	correspondence with the Securities Commissions with respect to the filing of the Prospectus and confirmation of all filings made with the Securities Commissions through SEDAR under SEDAR project number 02059012.

We have made such investigations and examined originals or copies, certified or otherwise identified to our satisfaction, of such certificates of public officials and of such other certificates, documents and records as we have considered necessary or relevant for the purposes of the opinions hereinafter expressed. As to various questions of fact material to the opinions rendered herein and which were not independently established by us, we have relied exclusively and without independent verification upon certificates and correspondence of public officials and certificates of representatives of the Guarantor, copies of which have been delivered to you.

In giving the opinions set forth below, no opinion is expressed as to the accuracy or completeness of the Prospectus. We have assumed that the Prospectus (i) contains full, true and plain disclosure of all material facts (as such term is defined under the Securities Laws (as defined below)) relating to the Offering, (ii) does not contain an untrue statement of a material fact, and (iii) does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. For the

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purpose of the opinions expressed herein, we have assumed that there has been no change in a material fact and no material change (as such term is defined under the Securities Laws) in the business, operations or capital of Bell Canada or BCE and that no change has occurred in the terms and conditions of the Offering as described in the Prospectus requiring the filing of an amendment or supplement, as applicable, to the Prospectus. We have also assumed that applicable filing fees that are payable after the date hereof will be paid in accordance with the requirements of Securities Laws.

We have also assumed that no order, ruling or decision is in effect that restricts or prohibits any trades in the MTN Debentures or that affects any person or company who engages in such trades and that no proceedings for that purpose have been instituted or are pending or contemplated and no such order, ruling or decision will be in effect and no such proceedings will have been instituted or be pending or contemplated at the time of any relevant distribution or trade referred to herein.

We have also assumed that the Dealers, in discharging their duties pursuant to the Dealer Agreement, are duly registered under the Securities Laws as of the date hereof in categories permitting the trades referred to herein and have completed the Offering in compliance with the relevant provisions of the Securities Laws in each of the Qualifying Jurisdictions and in compliance with the terms and conditions of their registration.

We are qualified to practice law only in the Provinces and we express no opinion as to any laws, or matters governed by any laws, other than the laws of the Provinces and the federal laws of Canada applicable therein. We have received and examined opinions of even date herewith, copies of which have been delivered to you, of the following counsels:

Counsel	Jurisdiction

MacPherson Leslie & Tyerman LLP	Saskatchewan

Pitblado LLP	Manitoba

McInnes Cooper	Nova Scotia, New Brunswick, Newfoundland and
Labrador and Prince Edward Island

We have relied exclusively and without independent verification on such opinions in giving the opinions expressed below insofar as such opinions relate to the laws of such jurisdictions. In particular, we have relied on the opinions of Nova Scotia, New Brunswick, Newfoundland and Labrador, Prince Edward Island, Manitoba and Saskatchewan counsel, as applicable, in giving the opinion in paragraph 6 below to the extent that such opinion relate to the Securities Laws of a jurisdiction other than British Columbia, Alberta, Ontario or Québec. The opinions expressed by us are subject to and include the assumptions, reliances, qualifications, and limitations noted in each of the aforementioned opinions and such assumptions, reliances, qualifications and limitations are deemed to be incorporated herein.

Except as otherwise indicated herein, our opinions do not anticipate or take into account any changes in law whether by legislative, governmental, regulatory or judicial action

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after the date hereof. The opinion set out in paragraph 7 below is based upon the provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder in force at the date hereof, all specific proposed amendments thereto publicly announced by or on behalf of the Minister of Finance prior to the date hereof and our understanding of the current published administrative and assessing practices of the Canada Revenue Agency (“CRA”). We do not accept any responsibility to inform the addressees of any change in law or facts subsequent to the date hereof that does or may affect the opinions we express.

In giving the opinions set forth below, we have relied, without independent investigation, upon a list or lists published on the website of the Securities Commissions in each of the Provinces indicating that an issuer is a reporting issuer in that Province and (i) in Québec, reporting issuers that have failed to provide periodic disclosure about their business and internal affairs in accordance with the conditions determined by regulation or failed to provide any other disclosure prescribed by regulation and to pay the required fee; (ii) in Ontario, the default status of reporting issuers shown on the list; (iii) in Alberta, reporting issuers that have been noted in default of certain requirements of securities laws of the Province of Alberta; and (iv) in British Columbia, reporting issuers that are in default in British Columbia of one or more of their continuous filing requirements under the securities laws of the Province of British Columbia.

In examining all documents and in providing our opinions below, we have assumed that:

(a)	all individuals had the requisite legal capacity;

(b)	all signatures are genuine;

(c)	all documents submitted to us as originals are complete and authentic and all photostatic, certified, telecopied, notarial or other copies conform to the originals;

(d)	all facts set forth in the official public records, certificates and documents supplied by public officials or otherwise conveyed to us by public officials are current, complete, true and accurate as of the date hereof;

(e)	all facts set forth in the certificates supplied by the attorneys, officers and directors of Bell Canada or BCE are current, complete, true and accurate as of the date hereof;

(f)

each of the parties or signatories (including Bell Canada, the Guarantor, the Trustee and the Dealers) to any agreement, instrument, certificate or document (including the Dealer Agreement, the Indenture and the MTN Debenture) was at all relevant times, and is incorporated, formed or continued and validly subsisting, had at all relevant times and has the necessary power, capacity and authority to execute, deliver and perform its obligations under each such agreement, instrument, certificate or document to which each is a party, had at all relevant times and has taken all necessary actions to authorize the execution, delivery and performance by it of each such agreement, instrument, certificate or document, and had at all relevant times and has duly executed and delivered such agreement, instrument, certificate or document to which each is a party and that neither the

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execution, delivery or performance of such agreement, instrument, certificate or document to which each is a party, nor the consummation of the transactions contemplated thereby, conflicted with or resulted at all relevant times nor conflicts with or results in a breach of their respective constating documents or by-laws;

(g)	the Dealer Agreement constitutes a legal, valid, binding and enforceable obligation of each of the Dealers and is enforceable in accordance with its terms against each of them; and

(h)	the Indenture constitutes a legal, valid, binding and enforceable obligation of the Trustee and is enforceable in accordance with its terms against it.

For purposes of this opinion, the term “Securities Laws” means the applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations thereunder together with applicable regulations, rules, instruments, orders and rulings of or adopted by the Securities Commissions in each of such Qualifying Jurisdictions. The opinions hereinafter expressed are based on the Securities Laws in effect in the Qualifying Jurisdictions on the date hereof. We understand that the reliances, limitations and assumptions expressed in this and the preceding paragraphs are satisfactory to you.

Based upon and relying on the foregoing and subject to the assumptions, qualifications and limitations set forth in this opinion letter, we are of the opinion that:

1.	the Dealer Agreement and the Indenture constitute legal, valid and binding obligations of Bell Canada, enforceable against Bell Canada in accordance with their terms;

2.	the provisions of the Dealer Agreement to which the Guarantor has agreed to be bound by constitute legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with their terms;

3.	the Second Supplemental Indenture constitutes legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms;

4.	insofar as the issue of any MTN Debenture is concerned, upon receipt by the Trustee under the Indenture of an Officers’ Certificate and a Corporation Order (as such terms are defined in the Indenture) properly authorized and executed by Bell Canada, such Corporation Order setting forth the terms of the MTN Debentures, and upon the completion, execution, certification and delivery for value received of such MTN Debenture in accordance with the provisions of each of the Dealer Agreement and the Indenture and the terms and conditions set forth in the MTN Debenture, substantially in one of the forms referred to in the Indenture, such MTN Debenture will constitute a legal, valid and binding obligation of Bell Canada enforceable in accordance with its terms;

5.	MTN Debentures created and issued in the form of “Physical Securities” or in the form of a “Global Certificate” as contemplated by the forms of certificates attached

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as Schedules A and B to the First Supplemental Indenture will be in proper legal form and such MTN Debentures, together with the terms and conditions set forth therein, when executed and countersigned in accordance with the provisions of the Indenture, will conform to the requirements of the Indenture and to the statements made in respect thereof in the Prospectus Supplement;;

6.	all necessary documents have been filed, all requisite proceedings have been taken and all necessary approvals, permits, consents and authorizations have been obtained under the Securities Laws of each of the Qualifying Jurisdictions to qualify the distribution of the MTN Debentures in each of the Qualifying Jurisdictions: (a) to the public through registrants registered under the Securities Laws of such Qualifying Jurisdictions who have complied with the relevant provisions of such Securities Laws, and (b) to such registrants purchasing as principals; provided that, in both cases:

(i)	the Prospectus and a pricing supplement setting forth the disclosure prescribed by National Instrument 44-102 – Shelf Distributions (“NI 44-102”) are delivered to purchasers in accordance with applicable Securities Laws and the pricing supplement is filed with the securities regulatory authorities of the Qualifying Jurisdictions within seven days after the end of the month in which such pricing supplement was first sent or delivered to a purchaser or prospective purchaser, and the applicable fees are paid within the prescribed time period; and

(ii)	Bell Canada and the Guarantor continue to satisfy the eligibility criteria set forth in the applicable Securities Laws and in NI 44-102 and otherwise comply with the requirements of such laws including NI 44-102; and

7.	assuming the due completion, execution, certification and delivery for value received of the MTN Debentures, the MTN Debentures, if issued on the date hereof, would be “qualified investments” as defined in the Tax Act and the regulations thereunder for trusts governed by the following:

(i)	a registered retirement savings plan (“RRSP”);

(ii)	a registered retirement income fund (“RRIF”);

(iii)	a registered disability savings plan;

(iv)	a registered education savings plan;

(v)	a deferred profit sharing plan (other than a trust governed by a deferred profit sharing plan for which any employer is Bell Canada or is an employer with whom Bell Canada does not deal at arm’s length for the purposes of the Tax Act); and

(vi)	tax-free savings accounts (“TFSA”).

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In addition, the MTN Debentures if issued on the date hereof would not be a “prohibited investment” for a registered plan (as defined in the Tax Act to mean a RRSP, RRIF and TFSA savings) provided that the annuitant of a RRSP or RRIF or a holder of a TFSA (as the case may be) (a) deals at arm’s length with Bell Canada for purposes of the Tax Act and (b) does not have a “significant interest” (within the meaning of the Tax Act) in (i) Bell Canada or (ii) in a corporation, partnership or trust with which Bell Canada does not deal at arm’s length for purposes of the Tax Act. The Department of Finance (Canada) released proposed amendments to the Tax Act on December 21, 2012, under which the condition in (b)(ii) would be eliminated. There can be no assurances that this proposed amendment relating to the prohibited investment rules will be enacted in its current proposed form or at all.

The opinions expressed above are subject to the following qualifications:

(a)	the enforceability of each of the Dealer Agreement, the Indenture or the MTN Debenture may be limited by laws relating to bankruptcy, winding-up, insolvency, arrangement, fraudulent preference and conveyance, assignment and preference, and other similar laws of general application affecting the enforcement of creditors’ rights and to the fact that specific performance and injunctive relief and other similar remedies are subject to the discretion of a court of competent jurisdiction before which such remedies are sought and to the power of a court to stay proceedings before it, to stay the execution of judgments and to grant relief against forfeiture;

(b)	a court might not allow or may limit the right of a creditor to receive immediate payment of amounts stated to be payable on demand, might not allow a creditor to exercise rights to accelerate the performance of obligations or otherwise seek enforcement of the Dealer Agreement, the Indenture or the MTN Debenture based upon the occurrence of a default deemed immaterial or purely technical, may require that discretionary powers afforded to a party be exercised reasonably and in good faith or may decline to accept the factual or legal determinations of a party notwithstanding that a contract or instrument provides that the determination of that party shall be conclusive;

(c)	the enforceability of each of the Dealer Agreement, the Indenture or the MTN Debenture is subject to principles of good faith and reasonableness, as such principles are construed and applied by the courts of the Province of Québec. These principles include, without limitation:

(i)	the discretion that a court may reserve to itself to decline to hear an action if it is contrary to public order for it to do so or to decline to order Bell Canada or the Guarantor to perform covenants;

(ii)	limitations upon the rights of any creditor to receive immediate payment of amounts stated to be payable on demand;

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(iii)	limitations upon the rights of the party to any document to enforce the same on the basis of a purely technical or immaterial default;

(iv)	limitations on provisions expressly or by implication waiving rights or defenses which are of public order;

(v)	limitations which may be imposed by law on the effectiveness of the terms exculpating a party from a liability or indemnifying a party in respect of its breach of duty otherwise owed by it to another as well as on the effectiveness of rights of indemnity or of contribution;

(vi)	judicial inquiry into the merits of any claim by an aggrieved party in spite of any provision of any document to the effect that certain calculations, determinations or certificates will be conclusive and binding and, in addition, the ineffectiveness of such provisions if such calculations, determinations or certificates are fraudulent or erroneous on their face;

(vii)	general principles whereby a party may not be bound to fulfill obligations which are indeterminate or indeterminable;

(viii)	a court may decline to hear an action if it determines, in its discretion, that it is not the proper forum or if concurrent proceedings are being brought elsewhere; and

(ix)	a court may exercise discretion in the granting of equitable remedies such as specific performance and injunction;

(d)	we express no opinion with respect to:

(i)	the legality, validity, binding nature or enforceability of any provision of each of the Dealer Agreement, the Indenture or the MTN Debenture which purports to waive any or all defences which might be available to, or constitute a discharge of the liability of, any party thereto or which provides that such party will not challenge the validity or enforceability of remedies or which purports to waive the application of provisions which are of public order under applicable laws;

(ii)	the legality, validity, binding nature or enforceability of any provision of each of the Dealer Agreement, the Indenture or the MTN Debenture which suggests or provides that modifications, amendments or waivers thereto that are not in writing will not be effective;

(iii)	limitations which may be imposed by law on the effectiveness of the terms exculpating a party from a liability or indemnifying a party in respect of their breach of duty otherwise owed by it to another as well as on the effectiveness of rights of indemnity;

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(iv)	the enforceability of any provision of each of the Dealer Agreement, the Indenture or the MTN Debenture exculpating any party from liability in respect of acts or omissions that may be illegal, fraudulent or involve willful misconduct or gross negligence;

(v)	the enforceability of any provision of the Dealer Agreement, the Indenture or the MTN Debenture that is inconsistent with any provision of any other agreement, except where such inconsistency is addressed by a paramountcy clause;

(vi)	the provisions for the payment of interest under the Indenture which may not be enforceable if those provisions provide for the receipt of interest at a “criminal rate” within the meaning of Section 347 of the Criminal Code (Canada);

(vii)	the irrevocable nature of any power of attorney provided for in the Dealer Agreement, the Indenture or the MTN Debenture; or

(viii)	the validity of any security interest or trust purported to be created under any of the Dealer Agreement, the Indenture or the MTN Debenture;

(e)	we express no opinion as to the enforceability by or against a person who is not a party to the Dealer Agreement, the Indenture or the MTN Debenture of any provision in the Dealer Agreement, the Indenture or the MTN Debenture which purport to bind or affect or confer a benefit upon that person; and

(f)	we express no opinion as to compliance with the Personal Information Protection and Electronic Documents Act or any other privacy laws.

This opinion is expressed solely for the benefit of the persons to whom it is addressed in connection with the above-mentioned transaction. It is not to be transmitted to any other person nor is it to be relied upon by any other person or for any other purpose or referred to in any public document or filed with any government agency or other person without our prior express consent.

Yours truly,

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Schedule D-2

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Form of Opinion – Sullivan & Cromwell LLP (Closing of MTN Program)

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May [—], 2013

[—]

As Dealers,

c/o [—]

Attention: [—]

Ladies and Gentlemen:

This is with reference to the registration under the Securities Act of 1933 (the “Securities Act”) and offering of up to CDN$4,000,000,000 aggregate amount, or the equivalent thereof in other currencies or currency units, of MTN Debentures (the “Securities”) of Bell Canada (the “Company”) subject to an unconditional guarantee as to payment of principal, interest and other payment obligations (the “Guarantees”) by BCE Inc. (the “Guarantor”).

The three Registration Statements relating to the Securities (File Nos. 333-188525, 333-176092 and 333-11228) were filed on different dates in accordance with procedures of the Securities and Exchange Commission (“Commission”) permitting a delayed or continuous offering of securities pursuant thereto and, if appropriate, a post-effective amendment, a document incorporated by reference therein or a prospectus supplement that provides information relating to the terms of the securities and the manner of their distribution. The Securities will be offered by the Prospectus, dated May 17, 2013 (the “Basic Prospectus”), as supplemented by the Prospectus Supplement, dated May [—], 2013 (the “Prospectus Supplement”), which updates or supplements certain information contained in the Basic Prospectus. Pursuant to Rule 429 under the Securities Act, the most recent Registration Statement on Form F-10 (File No. 333-188525) is deemed to act as a post-effective amendment of the other Registration Statements, and the Basic Prospectus, which is contained in the most recent Registration Statement, may be used in connection with the securities covered by each of the Registration Statements. (Accordingly, references in this letter to the other Registration Statements mean such other Registration Statements as they are deemed to be amended by the most recent Registration Statement.) The Basic Prospectus will be further supplemented by pricing supplements, each of which will be dated approximately as of the date of sale of particular Securities and will furnish information as to the specific terms thereof. The Basic Prospectus, as supplemented by the Prospectus Supplement, does not necessarily contain a current description of the Company’s business and affairs since, pursuant to Form F-10, it incorporates by reference certain documents filed with the Autorité des marchés financiers (the “AMF”) and filed with, or furnished to, the Commission that contain information as of various dates.

As United States counsel to the Company, we reviewed the Registration Statements, the Basic Prospectus and the Prospectus Supplement and participated in discussions with your representatives and those of the Company, its accountants and its Canadian counsel. In addition, we reviewed certificates of certain officers of the Company, a letter addressed to you from the Company’s accountants, and the opinions addressed to you from the Company’s Canadian counsel and your Canadian counsel regarding certain portions of the Basic Prospectus and Prospectus Supplement.

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On the basis of the information that we gained in the course of the performance of the services referred to above, considered in the light of our understanding of the applicable law (including the requirements of Form F-10 and the character of prospectus contemplated thereby) and the experience we have gained through our practice under the Securities Act, we confirm to you that, in our opinion, each part of the most recent Registration Statement, when such part became effective, and the Basic Prospectus, as supplemented by the Prospectus Supplement, as of the date of the Prospectus Supplement, appeared on their face to be appropriately responsive, in all material respects relevant to the offering of the Securities, to the requirements of the Securities Act, the Trust Indenture Act of 1939 and the applicable rules and regulations of the Commission thereunder, provided, however, that we express no opinion on compliance as to form in respect of the documents incorporated by reference into the Basic Prospectus that, in accordance with the Multijurisdictional Disclosure System between Canada and the United States, are prepared in conformity with applicable Canadian requirements. Also, we confirm to you that the statements contained in the most recent Registration Statement, the Basic Prospectus and the Prospectus Supplement under the caption “United States Taxation” insofar as they relate to provisions of United States Federal tax law therein described, under the captions “Description of the Debt Securities” in the Basic Prospectus and “Details of the MTN Debentures” in the Prospectus Supplement insofar as they relate to provisions of the Indenture dated as of November 28, 1997, by and between the Company and CIBC Mellon Trust Company, as amended, supplemented or otherwise modified to the date hereof (the “Indenture”) therein described under which the Securities and the Guarantees are issued, and under the caption “Plan of Distribution” in the Prospectus Supplement insofar as they relate to provisions of the Dealer Agreement dated May [—], 2013, by and among the Company, the Dealers and, with respect to certain provisions thereof, the Guarantor (the “Dealer Agreement”), and insofar as relevant to the offering of the Securities, constitute a fair and accurate summary of such provisions in all material respects.

Further, nothing that came to our attention in the course of such review has caused us to believe that, insofar as relevant to the offering of the Securities,

(a) any part of the most recent Registration Statement, when such part became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or

(b) the Basic Prospectus, as supplemented by the Prospectus Supplement, as of the date of the Prospectus Supplement, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

The limitations inherent in the independent verification of factual matters and the character of determinations involved in the registration process are such, however, that we do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statements, the Basic Prospectus or the Prospectus Supplement, except to the extent specifically noted in the second sentence of the second preceding paragraph. Also, we do not express any opinion or belief as to the financial statements or other financial data derived from accounting records contained in the Registration Statements, the Basic Prospectus or the

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Prospectus Supplement, as to management’s report of its assessment of the effectiveness of the Company’s internal control over financial reporting or the Report of Independent Registered Chartered Professional Accountants as to the Company’s internal control over financial reporting, each as included in the Registration Statements, the Basic Prospectus or the Prospectus Supplement, or as to any statement of the Company or its Canadian counsel with respect to the laws of Canada or Québec, in each case, in the Registration Statement, in the Basic Prospectus, as supplemented by the Prospectus Supplement, or in the documents incorporated by reference therein.

In connection with the advice set forth in this letter, with your approval, we have assumed that (a) the principal jurisdiction in Canada designated by the Company in connection with the offering of the Securities is the Province of Québec, (b) the Basic Prospectus, as supplemented by the Prospectus Supplement, would be the entire disclosure document used to offer the Securities if the offering of the Securities were being made in the Province of Québec, other than disclosure applicable solely to Canadian offerees or purchasers that would not be material to offerees or purchasers in the United States, (c) the exhibits to the Registration Statement and the documents incorporated by reference in the Basic Prospectus are the only reports or information that in accordance with the requirements of Québec law must be made publicly available in connection with the offering of the Securities, and (d) the Basic Prospectus, as supplemented by the Prospectus Supplement, was prepared in accordance with the disclosure requirements of the Province of Québec as interpreted and applied in accordance with the applicable securities laws of the Province of Québec as varied and amended by the AMF. In addition, with your approval, we are not expressing any opinion as to the responsiveness of the documents referred to above to the requirements of the laws of Canada and Québec. The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. With respect to the laws of Canada and Québec, we understand that you are relying upon the opinions, dated the date hereof, of Michel Lalande, Senior Vice President and General Counsel of the Company and the Guarantor, and Stikeman Elliott LLP delivered to you pursuant to the Dealer Agreement relating to the Securities.

This letter is furnished by us, as United States counsel to the Company, to you, as Dealers, solely for the benefit of the Dealers in their capacity as such, and may not be relied upon by any other person. This letter may not be quoted, referred to or furnished to any purchaser or prospective purchaser of the Securities and may not be used in furtherance of any offer or sale of the Securities.

Very truly yours,

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Schedule D-3

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Form of Opinion - Mr. Michel Lalande (Issue Closing Date)

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—

—

(collectively, the “Dealers”)

Re:	Offering of $— —% Debentures, Series M-—, Due — (the “Offering”)

Dear Sirs/Mesdames:

I, Michel Lalande, am Senior Vice-President – General Counsel of BCE Inc. (“BCE”) and Bell Canada and have acted as such in connection with the issue, offer and sale by Bell Canada of $— in aggregate principal amount of —% Debentures, Series M-—, Due — (the “Series M-— Debentures”) through the Dealers pursuant to the dealer agreement dated —, 2013 between Bell Canada and the Dealers, to which BCE intervened (the “Dealer Agreement”).

This opinion is being provided to you pursuant to Section 18 of Schedule C to the Dealer Agreement. Capitalized terms used in this opinion letter, unless otherwise defined herein, shall have the meanings ascribed thereto in the Dealer Agreement.

In connection with the opinions expressed below, I have examined the following documents: [NTD: List to be updated.]

(a)	the Bell Canada Act of the Parliament of Canada, the Certificate and Articles of Amalgamation of Bell Canada dated January 1, 2007 and the Certificate and Articles of Arrangement of Bell Canada dated January 25, 2007, the by-laws and certain administrative resolutions of and certificates relating to Bell Canada;

(b)	the Certificate and Articles of Amalgamation of BCE dated August 1, 2004, the Certificate and Articles of Arrangement of BCE dated July 10, 2006, the Certificate and Articles of Amendment of BCE dated January 25, 2007 and the Certificate and Articles of Amendment of BCE dated June 29, 2011, the by-laws and certain administrative resolutions and certificates relating to BCE;

(c)	a certified copy of a resolution of the Board of Directors of Bell Canada dated October 22, 1997 delegating to certain officers of Bell Canada the authority to approve the form and content of, and the execution of, the Original Indenture (as defined below) and amendments thereto, a Determination of Officers dated November 28, 1997 approving the form and content of, and the execution of, the Original Indenture in its final form and an Officers’ Certificate dated July 12, 1999 approving the form and content of, and the execution of, the First Supplemental Indenture (as defined below);

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(d)	a certified copy of a resolution adopted by the Board of Directors of Bell Canada on December 11, 2006 authorizing and approving, inter alia, (i) the simplification of Bell Canada’s structure, and (ii) all agreements necessary or appropriate to give effect thereto;

(e)	a certified copy of a resolution adopted by the Board of Directors of BCE on December 11, 2006 authorizing and approving, inter alia, (i) the guarantee of Bell Canada’s public debt obligations, and (ii) any supplemental indentures;

(f)	a certified copy of a resolution adopted by the Board of Directors of Bell Canada on December —, —, authorizing and approving, inter alia, the creation, issue, offer and sale, from time to time, on or prior to December —, —, of a maximum amount of debt securities consisting of debentures, notes and/or other unsecured evidences of indebtedness in one or more series or other instruments (the “Debt Securities”), including the MTN Debentures;

(g)	a certified copy of a resolution adopted by the Board of Directors of Bell Canada on May 9, 2013 (the “May 9, 2013 Bell Resolution”), authorizing and approving, inter alia, (i) the appointment of a financing committee of the Board of Directors (the “Bell Financing Committee”); (ii) the creation, issue, offer and sale during a 25-month period of up to $4,000,000,000 of Debt Securities, including the MTN Debentures, subject to the terms and conditions thereof being determined and approved by the Bell Financing Committee, until the termination of the authorization set forth under the terms of the December 11, 2012 Bell Resolution and, subsequently, by the Board of Directors of Bell Canada or by a new financing committee to be appointed, and pursuant to powers to be delegated to it, at a later date, by the Board of Directors of Bell Canada; (iii) the form of the preliminary short form base shelf prospectus of Bell Canada subsequently filed on and dated May 10, 2013 (the “Preliminary Prospectus”), the form of the final short form base shelf prospectus of Bell Canada subsequently filed on and dated May 17, 2013 (the “Final Prospectus”) and the form of the prospectus supplement of Bell Canada subsequently filed on and dated —, 2013 to the Final Prospectus (the “Prospectus Supplement” and, together with the Preliminary Prospectus and the Final Prospectus, the “Prospectus”); (iv) the form of the registration statement on Form F-10 of Bell Canada subsequently filed on and dated May 10, 2013 and amendments to such registration statement including the amended registration statement on Form F-10 of Bell Canada subsequently filed on and dated May 17, 2013 (collectively, the “Registration Statement”); and (v) Bell Canada to enter into the Dealer Agreement, and certain other matters, and delegating certain powers (x) to certain Authorized Persons (as defined in the May 9, 2013 Bell Resolution) for the purposes of the approval and filing of the final form of the Prospectus and Registration Statement and (y) to certain Designated Persons (as defined in the May 9, 2013 Bell Resolution) for the purposes of execution of the Dealer Agreement;

(h)	a certified copy of a resolution adopted by the Board of Directors of BCE on May 9, 2013, authorizing and approving, inter alia, (i) the appointment of a financing committee of the Board of Directors of BCE (the “BCE Financing Committee”), (ii) the form of the Prospectus, the form of the Prospectus Supplement and the form of the Registration Statement and (iii) BCE to enter into the Dealer Agreement;

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(i)	a certified copy of a resolution adopted by the Bell Financing Committee on — pursuant to which (i) Bell Canada was authorized to issue and sell, pursuant to, and in accordance with the terms and conditions of, the Prospectus, the Pricing Supplement (as defined below) and the Indenture (as defined below) up to $— of MTN Debentures in one or more series, (ii) the form of the Pricing Supplement No. — dated — to the Final Prospectus and the Prospectus Supplement (the “Pricing Supplement”) was approved and (iii) the President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer and the Senior Vice-President and Treasurer of Bell Canada were appointed as Delegated Individuals and any two of them, acting jointly, were authorized to determine and approve the final terms and conditions of the MTN Debentures to be issued, subject to parameters and limitations established by the Bell Financing Committee, and any one of them was authorized to approve the final form of the Pricing Supplement;

(j)	a certified copy of a resolution adopted by the BCE Financing Committee on — approving the form of the Pricing Supplement;

(k)	certificates of Authorized Persons of Bell Canada and BCE dated May 10, 2013, May 17, 2013 and —, 2013, approving, respectively, the Preliminary Prospectus and Registration Statement, the Final Prospectus and Amendment No. 1 to the Registration Statement and the Prospectus Supplement;

(l)	a copy of the Delegated Individuals’ determination dated — approving final terms and conditions of the Series M-— Debentures;

(m)	the trust indenture dated as of November 28, 1997 between Bell Canada and CIBC Mellon Trust Company, as trustee (the “Trustee”), providing for the creation and issue of debt securities (the “Original Indenture”), as supplemented by the first supplemental trust indenture to the Original Indenture dated as of July 12, 1999 between Bell Canada and the Trustee (the “First Supplemental Indenture”) and the second supplemental trust indenture to the Original Indenture dated as of February 1, 2007 between Bell Canada, BCE and the Trustee (the “Second Supplemental Indenture” and, collectively with the Original Indenture and the First Supplemental Indenture, the “Indenture”);

(n)	the Prospectus and the documents incorporated therein by reference, all in the English and French versions, and the Registration Statement;

(o)	the Dealer Agreement; and

(p)	the certificate representing the Series M-— Debentures (the “Certificate”).

I have further examined such corporate records, certificates and other documents and have made such other enquiries as I have considered necessary or appropriate for the purposes of the opinions hereinafter set forth. In such examinations, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals and the conformity to authentic or original documents of all documents submitted to me as certified, conformed or photostatic copies or facsimiles thereof.

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I am qualified to practice law only in the Province of Québec and the opinions herein expressed are based solely on, and are limited to, the laws of the Province of Québec and the federal laws of Canada applicable therein.

Based upon and relying on the foregoing and subject to the assumptions, qualifications and limitations set forth herein, I am of the opinion that:

1.	each of Bell Canada and BCE has been incorporated and is existing under the laws of Canada, has not been dissolved and has the corporate power and capacity to (i) carry on its business as it is now being conducted, (ii) own or lease its material properties and assets, and (iii) execute, deliver and perform its obligations under each of the Dealer Agreement and the Indenture;

2.	each of Bell Canada and BCE is registered under an Act respecting the Legal Publicity of Enterprises (Québec) (the “Publicity Act”) and is not in default under the Publicity Act;

3.	the creation, issue and sale of the Series M-— Debentures have been authorized by Bell Canada;

4.	the Prospectus and the Pricing Supplement, in both the French and English languages, and the Registration Statement, the execution of the Preliminary Prospectus, the Final Prospectus and the Registration Statement on behalf of Bell Canada and BCE, and the filing of the Prospectus and the Pricing Supplement, in both the French and English languages, with the securities regulatory authorities of all the provinces of Canada and of the Registration Statement in the United States have been approved and authorized by all necessary corporate action on behalf of Bell Canada and BCE, and the Preliminary Prospectus and the Final Prospectus, in both the French and English languages, and the Registration Statement have been duly executed on behalf of Bell Canada and BCE;

5.	each of the Original Indenture and the First Supplemental Indenture has been authorized, executed and delivered by Bell Canada;

6.	each of the Dealer Agreement and the Second Supplemental Indenture has been authorized, executed and delivered by each of Bell Canada and BCE; and

7.	neither the creation nor the issue of the Series M-— Debentures, nor the sale thereof in accordance with the Dealer Agreement, conflict with, result in a breach of, or constitute a default under the terms of (i) the articles or by-laws of each of Bell Canada and BCE, or (ii) any indenture or other agreement or instrument known to the undersigned and to which either of Bell Canada or BCE is a party, except for covenants contained in certain trust indentures and other agreements to which Bell Canada and BCE is a party that may restrict the creation, issue and/or sale of debt securities (or other indebtedness) if certain debt incurrence or maintenance tests are not satisfied, or (iii) any order, rule or regulation known to the undersigned and applicable to Bell Canada or BCE of any federal or provincial administrative agency or governmental body.

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This opinion is given as of the date hereof, and I express no opinion in connection with the foregoing consequent upon the amendment to or coming into force of any law, regulation, decree, order, ruling or administrative practice after the date hereof. I undertake no, and hereby expressly disclaim any, obligation to advise you of any change with respect to any of the matters set forth herein.

[The remainder of this page is left intentionally blank]

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This opinion is intended solely for the use of the persons to whom it is addressed, and only in connection with the transaction described above. It is not to be transmitted to any other person nor is it to be relied upon by any other person or for any other purpose, nor quoted from or referred to in any other document, without my prior written consent.

Yours truly,

Michel Lalande Senior Vice-President - General Counsel BCE Inc. and Bell Canada

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Form of Opinion – Stikeman Elliott LLP (Issue Closing Date)

-D31-

—

BELL CANADA

-and-

BCE INC.

-and-

—

(collectively, the “Dealers”)

Re:	Offering of $— —% Debentures, Series M-—, due —

(the “Offering”)

Dear Sirs/Mesdames:

We have acted as counsel in the province of Québec to Bell Canada and BCE Inc. (“BCE” or the “Guarantor”) in connection with the issue, offer and sale by Bell Canada of $— in aggregate principal amount of —% Debentures, Series M-—, Due — (the “Series M-— Debentures”) through the Dealers pursuant to the dealer agreement dated May —, 2013 between Bell Canada and the Dealers, to which the Guarantor intervened (the “Dealer Agreement”).

This opinion is being provided to you pursuant to Section 18 of Schedule C to the Dealer Agreement. Capitalized terms used in this opinion letter, unless otherwise defined herein, shall have the meanings ascribed thereto in the Dealer Agreement.

In connection with the opinions expressed below, we have participated in the preparation of and/or have examined original copies, or copies certified or otherwise identified to our satisfaction, of:

(a)	the Dealer Agreement;

(b)	the trust indenture dated as of November 28, 1997 between Bell Canada and CIBC Mellon Trust Company, as trustee (the “Trustee”) providing for the creation and issue of debt securities (the “Original Indenture”), as supplemented by the first supplemental trust indenture to the Original Indenture dated as of July 12, 1999 between Bell Canada and the Trustee (the “First Supplemental Indenture”) and the second supplemental trust indenture to the Original Indenture dated as of February 1, 2007 between Bell Canada, BCE and the Trustee (the “Second Supplemental Indenture” and, collectively with the Original Indenture and the First Supplemental Indenture, the “Indenture”);

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(c)	the preliminary short form base shelf prospectus of Bell Canada dated May 10, 2013 (the “Preliminary Prospectus”), the final short form base shelf prospectus of Bell Canada dated May 17, 2013 (the “Final Prospectus”), the prospectus supplement of Bell Canada dated —, 2013 to the Final Prospectus (the “Prospectus Supplement”) and the pricing supplement no.— dated — to the Final Prospectus and Prospectus Supplement (the “Pricing Supplement” and, together with the Preliminary Prospectus, the Final Prospectus and the Prospectus Supplement, the “Prospectus”) which has been filed with the securities commissions and similar regulatory authorities (the “Securities Commissions”) in each of the provinces of Canada (the “Qualifying Jurisdictions”);

(d)	the decision documents for the Preliminary Prospectus and the Final Prospectus dated May 10, 2013 and May 17, 2013, respectively, issued by the Autorité des marchés financiers (the “AMF”), as principal regulator under Multilateral Instrument 11-102 – Passport System (“MI 11-102”) and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (“NP 11-202”), (i) evidencing the receipts of the AMF, as principal regulator under MI 11-102 and NP 11-202, (ii) evidencing the receipt of the Ontario Securities Commission (the “OSC”) further to the OSC’s indication on the System for Electronic Document Analysis and Retrieval (“SEDAR”) that it is clear to receive final materials in accordance with NP 11-202, and (iii) representing the deemed receipts of the other Securities Commissions in accordance with MI 11-102, for the Preliminary Prospectus and the Final Prospectus;

(e)	correspondence with the Securities Commissions with respect to the filing of the Prospectus and confirmation of all filings made with the Securities Commissions through SEDAR under SEDAR project number 02059012; and

(f)	the Officers’ Certificate and the Corporation Order (as such terms are defined in the Indenture) with respect to the Series M-— Debentures and the certificate representing the M-— Debentures.

We have made such investigations and examined originals or copies, certified or otherwise identified to our satisfaction, of such certificates of public officials and of such other certificates, documents and records as we have considered necessary or relevant for the purposes of the opinions hereinafter expressed. As to various questions of fact material to the opinions rendered herein and which were not independently established by us, we have relied exclusively and without independent verification upon certificates and correspondence of public officials and certificates of representatives of the Guarantor, copies of which have been delivered to you.

In giving the opinions set forth below, no opinion is expressed as to the accuracy or completeness of the Prospectus. We have assumed that the Prospectus (i) contains full, true and plain disclosure of all material facts (as such term is defined under the Securities Laws (as defined below)) relating to the Offering, (ii) does not contain an untrue statement of material fact, and (iii) does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. For the

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purpose of the opinions expressed herein, we have assumed that there has been no change in a material fact and no material change (as such term is defined under the Securities Laws) in the business, operations or capital of Bell Canada or BCE and that no change has occurred in the terms and conditions of the Offering as described in the Prospectus requiring the filing of an amendment or supplement, as applicable, to the Prospectus. We have also assumed that applicable filing fees that are payable after the date hereof will be paid in accordance with the requirements of Securities Laws.

We have also assumed that no order, ruling or decision is in effect that restricts or prohibits any trades in the Series M-— Debentures or that affects any person or company who engages in such trades and that no proceedings for that purpose have been instituted or are pending or contemplated and no such order, ruling or decision will be in effect and no such proceedings will have been instituted or be pending or contemplated at the time of any relevant distribution or trade referred to herein.

We have also assumed that the Dealers, in discharging their duties pursuant to the Dealer Agreement, are duly registered under the Securities Laws as of the date hereof in categories permitting the trades referred to herein and have completed the Offering in compliance with the relevant provisions of the Securities Laws in each of the Qualifying Jurisdictions and in compliance with the terms and conditions of their registration.

We are qualified to practice law in the province of Québec. For the purposes hereof, we express no opinion with respect to the laws of any jurisdiction other than the laws of the province of Québec and the laws of Canada applicable therein, as such laws are in effect on the date hereof.

Except as otherwise indicated herein, our opinions do not anticipate or take into account any changes in law whether by legislative, governmental, regulatory or judicial action after the date hereof. The opinion set out in paragraph 7 below is based upon the provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder in force at the date hereof, all specific proposed amendments thereto publicly announced by or on behalf of the Minister of Finance prior to the date hereof and our understanding of the current published administrative and assessing practices of the Canada Revenue Agency (“CRA”). We do not accept any responsibility to inform the addressees of any change in law or facts subsequent to the date hereof that does or may affect the opinions we express.

In giving the opinions set forth below, we have relied, without independent investigation, upon a list or lists published on the website of the Securities Commission in the province of Québec indicating that an issuer is a reporting issuer in that province and reporting issuers that have failed to provide periodic disclosure about their business and internal affairs in accordance with the conditions determined by regulation or failed to provide any other disclosure prescribed by regulation and to pay the required fee.

In examining all documents and in providing our opinions below, we have assumed that:

(a)	all individuals had the requisite legal capacity;

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(b)	all signatures are genuine;

(c)	all documents submitted to us as originals are complete and authentic and all photostatic, certified, telecopied, notarial or other copies conform to the originals;

(d)	all facts set forth in the official public records, certificates and documents supplied by public officials or otherwise conveyed to us by public officials are current, complete, true and accurate as of the date hereof;

(e)	all facts set forth in the certificates supplied by the attorneys, officers and directors of Bell Canada or BCE are current, complete, true and accurate as of the date hereof;

(f)	each of the parties or signatories (including Bell Canada, the Guarantor, the Trustee and the Dealers) to any agreement, instrument, certificate or document (including the Dealer Agreement and the Indenture) was at all relevant times, and is incorporated, formed or continued and validly subsisting, had at all relevant times and has the necessary power, capacity and authority to execute, deliver and perform its obligations under each such agreement, instrument, certificate or document to which each is a party, had at all relevant times and has taken all necessary actions to authorize the execution, delivery and performance by it of each such agreement, instrument, certificate or document, and had at all relevant times and has duly executed and delivered such agreement, instrument, certificate or document to which each is a party and that neither the execution, delivery or performance of such agreement, instrument, certificate or document to which each is a party, nor the consummation of the transactions contemplated thereby, conflicted with or resulted at all relevant times nor conflicts with or results in a breach of their respective constating documents or by-laws;

(g)	the Dealer Agreement constitutes a legal, valid, binding and enforceable obligation of each of the Dealers and is enforceable in accordance with its terms against each of them; and

(h)	the Indenture constitutes a legal, valid, binding and enforceable obligation of the Trustee and is enforceable in accordance with its terms against it.

For purposes of this opinion, the term “Securities Laws” means the applicable securities laws of the province of Québec and the respective regulations thereunder together with applicable regulations, rules, instruments, orders and rulings of or adopted by the Securities Commission of the province of Québec. The opinions hereinafter expressed are based on the Securities Laws in effect in the province of Québec on the date hereof. We understand that the reliances, limitations and assumptions expressed in this and the preceding paragraphs are satisfactory to you.

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Based upon and relying on the foregoing and subject to the assumptions, qualifications and limitations set forth in this opinion letter, we are of the opinion that:

1.	the Dealer Agreement and the Indenture constitute legal, valid and binding obligations of Bell Canada, enforceable against Bell Canada in accordance with their terms;

2.	the provisions of the Dealer Agreement to which the Guarantor has agreed to be bound by constitute legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with their terms;

3.	the Second Supplemental Indenture constitutes legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms;

4.	insofar as the issue of any Series M-— Debenture is concerned, upon delivery for value of such Series M-— Debenture in accordance with the provisions of each of the Dealer Agreement and the Indenture and the terms and conditions set forth in the Series M-— Debenture, such Series M-— Debenture will constitute a legal, valid and binding obligation of Bell Canada enforceable in accordance with its terms;

5.	the Series M-— Debentures are in proper legal form and the Series M-— Debentures, together with the terms and conditions set forth therein, conform to the requirements of the Indenture and to the statements made in respect thereof in the Prospectus Supplement and the Pricing Supplement;;

6.	all necessary documents have been filed, all requisite proceedings have been taken and all necessary approvals, permits, consents and authorizations have been obtained under the Securities Laws of the province of Québec to qualify the distribution of the Series M-— Debentures in the province of Québec: (a) to the public through registrants registered under the Securities Laws of the province of Québec who have complied with the relevant provisions of such Securities Laws, and (b) to such registrants purchasing as principals; provided that, in both cases:

(i)	the Prospectus and a pricing supplement setting forth the disclosure prescribed by National Instrument 44-102 – Shelf Distributions (“NI 44-102”) are delivered to purchasers in accordance with applicable Securities Laws and the pricing supplement is filed with the Securities Commission of the province of Québec within seven days after the end of the month in which such pricing supplement was first sent or delivered to a purchaser or prospective purchaser, and the applicable fees are paid within the prescribed time period; and

(ii)	Bell Canada and the Guarantor continue to satisfy the eligibility criteria set forth in the applicable Securities Laws and in NI 44-102 and otherwise comply with the requirements of such laws including NI 44-102; and

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7.	the Series M-— Debentures are “qualified investments” as defined in the Tax Act and the regulations thereunder for trusts governed by the following:

(i)	a registered retirement savings plan (“RRSP”);

(ii)	a registered retirement income fund (“RRIF”);

(iii)	a registered disability savings plan;

(iv)	a registered education savings plan;

(v)	a deferred profit sharing plan (other than a trust governed by a deferred profit sharing plan for which any employer is Bell Canada or is an employer with whom Bell Canada does not deal at arm’s length for the purposes of the Tax Act); and

(vi)	tax-free savings accounts (“TFSA”).

In addition, the Series M-— Debentures are not a “prohibited investment” for a registered plan (as defined in the Tax Act to mean a RRSP, RRIF and TFSA savings) provided that the annuitant of a RRSP or RRIF or a holder of a TFSA (as the case may be) (a) deals at arm’s length with Bell Canada for purposes of the Tax Act and (b) does not have a “significant interest” (within the meaning of the Tax Act) in (i) Bell Canada or (ii) in a corporation, partnership or trust with which Bell Canada does not deal at arm’s length for purposes of the Tax Act. The Department of Finance (Canada) released proposed amendments to the Tax Act on December 21, 2012, under which the condition in (b)(ii) would be eliminated. There can be no assurances that this proposed amendment relating to the prohibited investment rules will be enacted in its current proposed form or at all.

The opinions expressed above are subject to the following qualifications:

(a)	the enforceability of each of the Dealer Agreement, the Indenture or the Series M-— Debentures may be limited by laws relating to bankruptcy, winding-up, insolvency, arrangement, fraudulent preference and conveyance, assignment and preference, and other similar laws of general application affecting the enforcement of creditors’ rights and to the fact that specific performance and injunctive relief and other similar remedies are subject to the discretion of a court of competent jurisdiction before which such remedies are sought and to the power of a court to stay proceedings before it, to stay the execution of judgments and to grant relief against forfeiture;

(b)

a court might not allow or may limit the right of a creditor to receive immediate payment of amounts stated to be payable on demand, might not allow a creditor to exercise rights to accelerate the performance of obligations or otherwise seek enforcement of the Dealer Agreement, the Indenture or the Series M-— Debentures based upon the occurrence of a

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default deemed immaterial or purely technical, may require that discretionary powers afforded to a party be exercised reasonably and in good faith or may decline to accept the factual or legal determinations of a party notwithstanding that a contract or instrument provides that the determination of that party shall be conclusive;

(c)	the enforceability of each of the Dealer Agreement, the Indenture or the Series M-— Debentures is subject to principles of good faith and reasonableness, as such principles are construed and applied by the courts of the province of Québec. These principles include, without limitation:

(i)	the discretion that a court may reserve to itself to decline to hear an action if it is contrary to public order for it to do so or to decline to order Bell Canada or the Guarantor to perform covenants;

(ii)	limitations upon the rights of any creditor to receive immediate payment of amounts stated to be payable on demand;

(iii)	limitations upon the rights of the party to any document to enforce the same on the basis of a purely technical or immaterial default;

(iv)	limitations on provisions expressly or by implication waiving rights or defenses which are of public order;

(v)	limitations which may be imposed by law on the effectiveness of the terms exculpating a party from a liability or indemnifying a party in respect of its breach of duty otherwise owed by it to another as well as on the effectiveness of rights of indemnity or of contribution;

(vi)	judicial inquiry into the merits of any claim by an aggrieved party in spite of any provision of any document to the effect that certain calculations, determinations or certificates will be conclusive and binding and, in addition, the ineffectiveness of such provisions if such calculations, determinations or certificates are fraudulent or erroneous on their face;

(vii)	general principles whereby a party may not be bound to fulfill obligations which are indeterminate or indeterminable;

(viii)	a court may decline to hear an action if it determines, in its discretion, that it is not the proper forum or if concurrent proceedings are being brought elsewhere; and

(ix)	a court may exercise discretion in the granting of equitable remedies such as specific performance and injunction;

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(d)	we express no opinion with respect to:

(i)	the legality, validity, binding nature or enforceability of any provision of each of the Dealer Agreement or the Indenture or the terms and conditions set forth in the Series M-— Debentures which purports to waive any or all defences which might be available to, or constitute a discharge of the liability of, any party thereto or which provides that such party will not challenge the validity or enforceability of remedies or which purports to waive the application of provisions which are of public order under applicable laws;

(ii)	the legality, validity, binding nature or enforceability of any provision of each of the Dealer Agreement or the Indenture or the terms and conditions set forth in the Series M-— Debentures which suggests or provides that modifications, amendments or waivers thereto that are not in writing will not be effective;

(iii)	limitations which may be imposed by law on the effectiveness of the terms exculpating a party from a liability or indemnifying a party in respect of their breach of duty otherwise owed by it to another as well as on the effectiveness of rights of indemnity;

(iv)	the enforceability of any provision of each of the Dealer Agreement or the Indenture or the terms and conditions set forth in the Series M-— Debentures exculpating any party from liability in respect of acts or omissions that may be illegal, fraudulent or involve willful misconduct or gross negligence;

(v)	the enforceability of any provision of the Dealer Agreement or the Indenture or the terms and conditions set forth in the Series M-— Debentures that is inconsistent with any provision of any other agreement, except where such inconsistency is addressed by a paramountcy clause;

(vi)	the provisions for the payment of interest under the Indenture or the Series M-— Debentures which may not be enforceable if those provisions provide for the receipt of interest at a “criminal rate” within the meaning of Section 347 of the Criminal Code (Canada);

(vii)	the irrevocable nature of any power of attorney provided for in the Dealer Agreement, the Indenture or the Series M-— Debentures; or

(viii)	the validity of any security interest or trust purported to be created under any of the Dealer Agreement, the Indenture or the Series M-— Debentures;

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(e)	we express no opinion as to the enforceability by or against a person who is not a party to the Dealer Agreement, the Indenture or the Series M-— Debentures of any provision in the Dealer Agreement or the Indenture or the terms and conditions set forth in the Series M-— Debentures which purport to bind or affect or confer a benefit upon that person; and

(f)	we express no opinion as to compliance with the Personal Information Protection and Electronic Documents Act or any other privacy laws.

This opinion is expressed solely for the benefit of the persons to whom it is addressed in connection with the above-mentioned transaction. It is not to be transmitted to any other person nor is it to be relied upon by any other person or for any other purpose or referred to in any public document or filed with any government agency or other person without our prior express consent.

Yours truly,

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Schedule D-4

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Form of Opinion – Sullivan & Cromwell LLP (Issue Closing Date)

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            , 201

As Dealers,

c/o

Attention:

Ladies and Gentlemen:

This is with reference to the registration under the Securities Act of 1933 (the “Securities Act”) and offering of CDN$         aggregate amount of     % MTN Debentures, Series M-    , due 20         (the “Securities”) of Bell Canada (the “Company”) subject to an unconditional guarantee as to payment of principal, interest and other payment obligations (the “Guarantees”) by BCE Inc. (the “Guarantor”).

The three Registration Statements relating to the Securities (File Nos. 333-188525, 333-176092 and 333-11228) were filed on different dates in accordance with procedures of the Securities and Exchange Commission (“Commission”) permitting a delayed or continuous offering of securities pursuant thereto and, if appropriate, a post-effective amendment, a document incorporated by reference therein or a prospectus supplement that provides information relating to the terms of the securities and the manner of their distribution. The Securities have been offered by the Prospectus, dated May 17, 2013 (the “Basic Prospectus”), as supplemented by the Prospectus Supplement, dated May [—], 2013 (the “Prospectus Supplement”) and the Pricing Supplement No.     , dated             , 201     (in the form set forth in Annex A, the “Pricing Supplement”), which update or supplement certain information contained in the Basic Prospectus. Pursuant to Rule 429 under the Securities Act, the most recent Registration Statement on Form F-10 (File No. 333-188525) is deemed to act as a post-effective amendment of the other Registration Statements, and the Basic Prospectus, which is contained in the most recent Registration Statement, may be used in connection with the securities covered by each of the Registration Statements. (Accordingly, references in this letter to the other Registration Statements mean such other Registration Statements as they are deemed to be amended by the most recent Registration Statement.) The Basic Prospectus, as supplemented by the Prospectus Supplement and the Pricing Supplement, does not necessarily contain a current description of the Company’s business and affairs since, pursuant to Form F-10, it incorporates by reference certain documents filed with the Autorité des marchés financiers (the “AMF”) and filed with, or furnished to, the Commission that contain information as of various dates.

As United States counsel to the Company, we reviewed the Registration Statements, the Basic Prospectus, the Prospectus Supplement, the Pricing Supplement and the documents listed in Schedule A (those documents listed in Schedule A, taken together with the Basic Prospectus and the Prospectus Supplement, being referred to herein as the “Pricing Disclosure Package”), and participated in discussions with your representatives and those of the Company, its accountants and its Canadian counsel. Between the date of the Pricing Supplement and the time of delivery of this letter, we participated in further discussions with your representatives and those of the Company and its accountants concerning certain matters related to the Company and reviewed certificates of certain officers of the Company, a letter addressed

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to you from the Company’s accountants, and the opinion addressed to you from the Company’s Canadian counsel regarding certain portions of the Basic Prospectus and the Prospectus Supplement.

On the basis of the information that we gained in the course of the performance of the services referred to above, considered in the light of our understanding of the applicable law (including the requirements of Form F-10 and the character of prospectus contemplated thereby) and the experience we have gained through our practice under the Securities Act, we confirm to you that, in our opinion, each part of the most recent Registration Statement, when such part became effective, and the Basic Prospectus, as supplemented by the Prospectus Supplement and the Pricing Supplement, as of the date of the Pricing Supplement, appeared on their face to be appropriately responsive, in all material respects relevant to the offering of the Securities, to the requirements of the Securities Act, the Trust Indenture Act of 1939 and the applicable rules and regulations of the Commission thereunder, provided, however, that we express no opinion on compliance as to form in respect of the documents incorporated by reference into the Basic Prospectus that, in accordance with the Multijurisdictional Disclosure System between Canada and the United States, are prepared in conformity with applicable Canadian requirements. Also, we confirm to you that the statements contained in the most recent Registration Statement, the Basic Prospectus and the Prospectus Supplement under the caption “United States Taxation” insofar as they relate to provisions of United States Federal tax law therein described, under the captions “Description of the Debt Securities” in the Basic Prospectus and “Details of the MTN Debentures” in the Prospectus Supplement insofar as they relate to provisions of the Indenture dated as of November 28, 1997, by and between the Company and CIBC Mellon Trust Company, as amended, supplemented or otherwise modified to the date hereof (the “Indenture”) therein described under which the Securities and the Guarantees are issued, and under the caption “Plan of Distribution” in the Prospectus Supplement insofar as they relate to provisions of the Dealer Agreement dated May [—], 2013, by and among the Company, the Dealers and, with respect to certain provisions thereof, the Guarantor (the “Dealer Agreement”), and insofar as relevant to the offering of the Securities, constitute a fair and accurate summary of such provisions in all material respects.

Further, nothing that came to our attention in the course of such review has caused us to believe that, insofar as relevant to the offering of the Securities,

(a) any part of the most recent Registration Statement, when such part became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading,

(b) the Pricing Disclosure Package, as of          [a][p].m. (New York City time) on             , 201     when considered together with the fees and commissions for the Securities set forth on the cover of the Pricing Supplement and statements made under the caption “Description of the Debt Securities” in the Basic Prospectus and “Details of the MTN Debentures” in the Prospectus Supplement, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or

(c) the Basic Prospectus, as supplemented by the Prospectus Supplement and the Pricing Supplement, as of the date of the Pricing Supplement, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

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We also advise you that nothing that came to our attention in the course of the procedures described in the second sentence of the third preceding paragraph has caused us to believe that the Basic Prospectus, as supplemented by the Prospectus Supplement and the Pricing Supplement, at the time of delivery of this letter, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

The limitations inherent in the independent verification of factual matters and the character of determinations involved in the registration process are such, however, that we do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statements, the Basic Prospectus, the Prospectus Supplement, the Pricing Supplement or the Pricing Disclosure Package, except to the extent specifically noted in the second sentence of the third preceding paragraph. Also, we do not express any opinion or belief as to the financial statements or other financial data derived from accounting records contained in the Registration Statements, the Basic Prospectus, the Prospectus Supplement, the Pricing Supplement or the Pricing Disclosure Package, as to management’s report of its assessment of the effectiveness of the Company’s internal control over financial reporting or the Report of Independent Registered Chartered Professional Accountants as to the Company’s internal control over financial reporting, each as included in the Registration Statements, the Basic Prospectus, the Prospectus Supplement, the Pricing Supplement or the Pricing Disclosure Package, or as to any statement of the Company or its Canadian counsel with respect to the laws of Canada or Québec, in each case, in the Registration Statement, in the Basic Prospectus, as supplemented by the Prospectus Supplement and the Pricing Supplement, or in the documents incorporated by reference therein.

In connection with the advice set forth in this letter, with your approval, we have assumed that (a) the principal jurisdiction in Canada designated by the Company in connection with the offering of the Securities is the Province of Québec, (b) the Basic Prospectus, as supplemented by the Prospectus Supplement and the Pricing Supplement, would be the entire disclosure document used to offer the Securities if the offering of the Securities were being made in the Province of Québec, other than disclosure applicable solely to Canadian offerees or purchasers that would not be material to offerees or purchasers in the United States, (c) the exhibits to the Registration Statement and the documents incorporated by reference in the Basic Prospectus are the only reports or information that in accordance with the requirements of Québec law must be made publicly available in connection with the offering of the Securities, (d) the Basic Prospectus, as supplemented by the Prospectus Supplement and the Pricing Supplement, was prepared in accordance with the disclosure requirements of the Province of Québec as interpreted and applied in accordance with the applicable securities laws of the Province of Québec as varied and amended by the AMF and (e) the Pricing Supplement will be filed with the Commission in the form set forth in Annex A on the day the Canadian version thereof is filed with the securities commissions and similar regulatory authorities in each of the provinces of Canada. In addition, with your approval, we are not expressing any opinion as to the responsiveness of the documents referred to above to the requirements of the laws of Canada and Québec. The foregoing opinion is limited to the Federal laws of the United States and the laws of

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the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. With respect to the laws of Canada and Québec, we understand that you are relying upon the opinions, dated the date hereof, of Michel Lalande, Senior Vice President and General Counsel of the Company and the Guarantor, and Stikeman Elliott LLP delivered to you pursuant to the Dealer Agreement relating to the Securities.

This letter is furnished by us, as United States counsel to the Company, to you, as Dealers, solely for the benefit of the Dealers in their capacity as such, and may not be relied upon by any other person. This letter may not be quoted, referred to or furnished to any purchaser or prospective purchaser of the Securities and may not be used in furtherance of any offer or sale of the Securities.

Very truly yours,

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Schedule A

1.	[Free Writing Prospectus, dated , 201 .]

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Annex A

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